SouthFirst Bancshares
SZB
Amex

02020084

ARIS
P.E.
9-30-01

# SOUTHFIRST BANCSHARES, INC.





# 2001

# ANNUAL REPORT

# *SouthFirst Bancshares, Inc.*

SouthFirst Bancshares Inc. ("SouthFirst") is a thrift holding company headquartered in Sylacauga, Alabama, operating through its wholly-owned subsidiary, First Federal of the South ("First Federal"). SouthFirst was incorporated under the laws of the State of Delaware in April of 1994, as a mechanism to enhance First Federal's ability to serve its customers' requirements for financial services. The holding company structure provides flexibility for expansion of SouthFirst's business through the acquisition of other financial institutions and other businesses and through the provision of additional services.

First Federal, chartered in 1949 as a federally chartered mutual savings and loan association, is a full-service bank with limited trust powers, which trust powers are exercised through its wholly-owned subsidiary, Pension & Benefit Trust Company ("Pension & Benefit"). First Federal operates as a locally-owned bank that targets primarily the banking needs of individuals, professionals and small to medium sized businesses. With an emphasis on providing professional, personal service, First Federal offers a full range of deposit services, including interest and non-interest-bearing checking, savings and certificates of deposit accounts, individual retirement accounts, commercial loans, real estate loans, savings/installment loans and construction loans, and in addition, provides consumer services, such as travelers checks, cashier's checks, safe deposit boxes, bank-by-mail services and direct deposit. Further, First Federal, through Pension & Benefit, also provides trust services to employee benefit plans, including 401(k) plans, profit-sharing plans, and employee stock option plans. First Federal is a member of the Federal Home Loan Bank System and the Federal Deposit Insurance Corporation.

## *Table of Contents*

# SouthFirst Bancshares, Inc.

Dear Fellow Shareholders:

Fiscal year 2001, as you may well know, presented a number of challenges for our organization. The financial performance and operating results were short of our expectations for several clear and, importantly, non-recurring reasons. Your Board of Directors has acted swiftly and decisively to restructure and reorganize our operations and return the Company to profitability.

It is important to realize that the capital position and the core operations of the Company remain strong and profitable. The Company incurred a net loss for fiscal year 2001, primarily from non-recurring charges related to Board and management-level restructuring efforts. The current Board of Directors has been realigned in order to provide clear oversight and direction for future operations. A new management team has been organized in order to implement the strategic plans of the Board. The Board and management are committed to enhancing shareholder value via expansion of operations, increasing the level of core earnings and improving operating efficiencies of the Company.

As a result of these organizational changes, the Company's primary subsidiary, First Federal of the South, has added new senior-level management in order to improve and expand operations. First Federal's primary focus going forward will be to maintain a strong level of residential construction loans and to increase mortgage and consumer lending in the primary market areas served. First Federal's wholly-owned subsidiary, SouthFirst Mortgage, Inc. continued its strong performance during fiscal 2001 with an active residential construction lending program in the Birmingham metropolitan area. SouthFirst Mortgage has also added additional personnel with the goal of increased mortgage production levels. First Federal's other wholly-owned subsidiary, Pension & Benefit Trust Company, continues to provide the Company with a substantial source of non-interest income through the administration of benefit plans.

We have made substantial progress in addressing and resolving certain situations within the Company, and believe that the Company is positioned for improved operations going forward. We are dedicated to increasing the franchise value of the Company, an improved return on equity for our shareholders, and a continued commitment to the communities served by our office facilities.

Sincerely,

Joe K. McArthur
Chief Executive Officer

126 N. Norton Avenue • P. O. Box 167 • Sylacauga, Alabama 35150
(256) 245-4365 • 1-800-239-1492 • Fax (256) 245-6341 • (256) 245-6388

# *Financial Highlights*

**Financial condition:**

| | At September 30, | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| | (In thousands) | | | | |
| Total amount of: | | | | | |
| Assets | $151,194 | $161,026 | $160,506 | $158,518 | $95,789 |
| Loans | 101,135 | 108,354 | 106,312 | 104,590 | 71,682 |
| Collateralized mortgage obligations | 13,494 | 13,602 | 13,232 | 4,331 | 6,141 |
| Mortgage-backed securities | 9,127 | 10,096 | 11,979 | 26,538 | 4,751 |
| Investments[1] | 13,560 | 16,366 | 14,102 | 5,954 | 5,766 |
| Deposits | 99,056 | 105,363 | 114,721 | 123,884 | 60,553 |
| Borrowed funds | 35,605 | 38,889 | 28,804 | 16,169 | 18,653 |
| Retained earnings | 6,250 | 7,186 | 6,740 | 5,953 | 5,815 |
| Stockholders' equity | 14,283 | 14,925 | 14,352 | 15,671 | 13,623 |

**Results of operations:**

| | At September 30, | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| | (In thousands) | | | | |
| Net interest income | $3,908 | $4,776 | $4,117 | $4,533 | $3,292 |
| Provision for loan losses | 858 | 6 | (588) | (45) | (36) |
| Other income | 2,311 | 2,099 | 4,747 | 1,990 | 1,101 |
| Other expense | 6,025 | 5,299 | 6,160 | (5,455) | (3,558) |
| Income before taxes | (664) | 1,571 | 2,116 | 1,023 | 799 |
| Income tax expense | (242) | 609 | 816 | 388 | (303) |
| Net income (loss) before accounting change | (422) | 961 | 1,300 | 635 | 495 |
| Accounting change[2] | -- | -- | -- | -- | -- |
| Net income (loss) | $ (422) | $ 961 | $ 1,300 | $ 635 | $ 495 |
| Per common share data | | | | | |
| Net income (loss) | $ (.47) | $ 1.06 | $ 1.44 | $ .68 | $ .62 |
| Cash Dividend Declared | $ .60 | $ .60 | $ .60 | $ .58 | $ .50 |

[1] Includes overnight deposits in other financial institutions.
[2] Cumulative effect of change in accounting for income taxes under FAS No. 109, *Accounting for Income Taxes.*

## *Market for SouthFirst's Common Stock and Related Shareholder Matters*

As of December 15, 2001, SouthFirst's Common Stock was held by approximately 349 persons. SouthFirst's Common Stock trades on the American Stock Exchange, under the symbol "SZB." The following data reflects, by fiscal quarter, the high and low sales price, as well as cash dividends declared, for each quarter, from October 1, 1999, through September 30, 2001:

| | High Sale | Low Sale | Cash Dividends Declared[1] |
|---|---|---|---|
| **Fiscal Year Ended September 30, 2000** | | | |
| First Quarter ended December 31, 1999 | 11 1/8 | 9 3/8 | 139,362 |
| Second Quarter ended March 31, 2000 | 11 3/8 | 10 5/8 | 139,362 |
| Third Quarter ended June 30, 2000 | 9 3/4 | 9 1/4 | 139,362 |
| Fourth Quarter ended September 30, 2000 | 10 | 9 3/4 | 139,362 |
| **Fiscal Year Ended September 30, 2001** | | | |
| First Quarter ended December 31, 2000 | 10 1/8 | 8 4/9 | 139,362 |
| Second Quarter ended March 31, 2001 | 11 | 9 2/3 | 139,312 |
| Third Quarter ended June 30, 2001 | 11 4/5 | 10 1/2 | 137,689 |
| Fourth Quarter ended September 30, 2001 | 11 3/4 | 10 5/7 | 137,689 |

(1) Certain cash dividends associated with SouthFirst's Management Recognition Plans and Employee Stock Option Plan shares are reflected as compensation expense in the consolidated financial statements.

Holders of SouthFirst Common Stock are entitled to receive such dividends as may be declared by SouthFirst's Board of Directors. The amount and frequency of cash dividends will be determined in the judgment of SouthFirst's Board of Directors, based upon a number of factors, including the company's earnings, financial condition, capital requirements, and other relevant factors. SouthFirst management presently intends to continue its present dividend policies.

The amount of dividends payable by First Federal is limited by law and regulation. The need for First Federal to maintain adequate capital also limits dividends that may be paid to SouthFirst. Although federal or state banking law could restrict future dividends on SouthFirst Common Stock, no such restriction is currently in place.

# *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis is designed to provide a better understanding of the major factors which affected SouthFirst's results of operations and financial condition for the referenced periods.

The purpose of this discussion is to focus on significant changes in the financial condition and results of SouthFirst during the two year period ended September 30, 2001. This discussion and analysis is intended to supplement and highlight information contained in the accompanying consolidated financial statements and the selected financial data presented elsewhere herein.

## Results of Operations

### Net Income

For the fiscal year ended September 30, 2001, net income decreased $1,383,585 from $961,492 to a loss of $422,093. Earnings/(loss) per common share was ($ .47) and $1.06 for the fiscal years ended September 30, 2001 and 2000, respectively. The decrease in net income for fiscal 2001 was due primarily to an increase in loan loss reserves, the settlement and termination of certain employment contracts and the decrease in interest rates. First Federal's net interest income after provision for loan losses decreased $1,720,767 (36.1%) during fiscal 2001, from $4,770,744 to $3,049,977. This decrease was attributable to a decrease of $1,023,314 in interest income, resulting primarily from a decrease in interest rates on loans and investments, a decrease in the loan portfolio and an increase in the provision for loan losses of $852,116, from $5,572 to $857,688, the reasons for which are discussed below under the heading "Provision for Loan Losses." Fee income received by Pension and Benefit increased $41,112 (3.8%) during fiscal 2001, from $1,087,884 to $1,128,996. Other expenses increased $726,000 (13.7%) from $5,299,379 to $6,025,379 during fiscal 2001.

For the fiscal year ended September 30, 2000, net income decreased $338,507, or 26%, to $961,492. Earnings per common share were $1.06 for the fiscal year ended September 30, 2000. The decrease in net income in fiscal 2000 was due primarily to a one-time gain of approximately $2,265,000 realized on the sale by First Federal of FHLMC stock and an increase in the provision for loan losses of $543,000 in 1999.

The components of net income discussed in the preceding paragraphs are discussed more fully below.

### Net Interest Income

Net interest income was $3,908,000 for the twelve months ended September 30, 2001, which represents a decrease of $868,651 (18.18%) from fiscal 2000. Net interest income is the difference between the interest earned on loans, investment securities and other earning assets and the interest cost associated with deposits and borrowed funds. The decrease in 2001 is primarily due to a decrease in the net interest rate spread. The net interest rate spread decreased as rates on interest-earning assets decreased twenty-one basis points to 7.69% and the cost of funds also increased sixteen basis points to

5.14%. The combined effect of the changes in average balances and the changes in rates above resulted in a decrease in net interest income.

Net interest income was $4,776,000 for the twelve months ended September 30, 2000. This increase of $659,000, or 16%, over the comparable twelve months of 1999 was primarily the result of the increase in the average balance of interest-earning assets from $142.2 million to $150.9 million, where the average balance of interest-bearing liabilities increased from $134.2 million to $143.2 million. The combined effect of the changes in average balance and the increase in the net interest rate spread resulted in the $659,000 increase in net interest income for fiscal 2000.

First Federal's Asset/Liability Committee ("ALCO") conducts a gap analysis in order to assist in analyzing the yields on earning assets and the rates paid on interest-bearing liabilities. There can be no assurance, however, that such analysis will positively affect earnings.

**Rate/Volume Variance Analysis**

The following table sets forth information regarding the extent to which changes in interest rates, changes in volume of interest assets, and changes in volume of interest related assets and liabilities have affected First Federal's interest income and expense during the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided for changes attributable to (i) changes in volume (change in volume multiplied by old rate), (ii) changes in rates (change in rate multiplied by old volume) and (iii) changes in rate/volume (change in rate multiplied by change in volume). Changes in rate/volume have been allocated proportionately between changes in volume and changes in rates.

| | Year Ended September 30, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2001 vs. 2000 Increase (Decrease) Due to | | | 2000 vs. 1999 Increase (Decrease) Due to | | | 1999 vs. 1998 Increase (Decrease) Due to | | |
| | Volume | Rate | Total | Volume | Rate | Total | Volume | Rate | Total |
| | (Dollar amounts in thousands) | | | | | | | | |
| Interest income: | | | | | | | | | |
| Investment securities | $(167) | $ (20) | $(187) | $ 346 | $ 204 | $ 550 | $(113) | $(689) | $ (802) |
| Loans receivable | (542) | (294) | (836) | 278 | 603 | 881 | 531 | (343) | 188 |
| Total interest income | (709) | (314) | (1,023) | 624 | 807 | 1431 | 418 | (1,032) | (614) |
| Interest expense: | | | | | | | | | |
| NOW accounts | (10) | (5) | (15) | (21) | (27) | (48) | 23 | (80) | (57) |
| Money market demand | (1) | - | (1) | (1) | (1) | (2) | (1) | (1) | (2) |
| Passbook savings | (15) | (8) | (23) | (33) | (20) | (53) | --- | (35) | (35) |
| CDs other than Jumbos | (158) | 151 | (7) | (555) | (52) | (607) | (222) | 139 | (83) |
| Jumbos | 59 | 107 | 166 | 167 | 12 | 179 | 92 | 58 | 150 |
| Borrowed funds | (213) | (61) | (274) | 1,165 | 138 | 1,303 | 44 | (215) | (171) |
| Total interest expense | (338) | 184 | (154) | (722) | 50 | 772 | (64) | (134) | (198) |
| Change in net interest income | $(371) | $(498) | $(869) | $ (98) | $757 | $659 | $482 | $(898) | $(416) |

### Interest Income

Interest income is a function of both the volume of interest earning assets and their related yields. Interest income was $10,892,000, $11,915,000 and $10,484,000 for the twelve months ended September 30, 2001, September 30, 2000 and September 30, 1999, respectively. Average interest earning assets decreased $9,269,000 (6.14%) during 2001, increased $8,682,000 (6.1%) during 2000 and increased $4,821,000 (3.5%) during 1999. The 2001 yield decreased primarily due to rates on mortgage loans and residential construction loans decreasing during the year, while the 2000 yield increased, primarily due to rates on residential construction loans increasing during the year, while the 1999 yield decreased due to a declining interest rate environment during that period. Interest and fees on loans were $8,506,000, $9,342,000 and $8,461,000 for the twelve months ended September 30, 2001, September 30, 2000, and September 20, 1999 respectively. The decrease in loans receivable in 2001 was due to a decreasing rate environment with customers refinancing higher rate mortgages. The increase in average loans receivable in 2000 and 1999 was largely due to increases in residential construction loans, home equity loans, as well as residential mortgage loans.

Interest income on total investment securities, including those held to maturity and those available for sale, decreased $188,000 (7.3%) to $2,385,000 in 2001. The average balance outstanding of investment securities, including those held to maturity and those available for sale, decreased $2,373,000 (6.1%) to $36,519,000 in 2001, increased $4,212,000 (12.2%) to $38,891,000 in 2000, and decreased $1,930,000 (5.3%) to $34,679,000 in 1999. The yields on investment securities were 5.78% in 2001 and 6.26% in 2000. Interest income on total investment securities, including those held to maturity and those available for sale, increased $550,000 (27.2%) in 2000.

### Interest Expense

Total average interest-bearing liabilities were $136,000,000, $143,213,000 and $134,177,000 for fiscal years 2001, 2000 and 1999, respectively. Interest bearing liabilities decreased by $9,592,000 (6.6%) in 2001, increased by $9,036,000 (6.7%) in 2000, and decreased by $326,000 (0.24%) in 1999. The rates paid on these liabilities increased by 16 basis points to 5.14% in 2001, increased 23 basis points to 4.98% in 2000, and decreased 13 basis points to 4.75% in 1999. Total interest expense was $6,984,000 for 2001, $7,139,000 for 2000, and $6,367,000 for 1999, which represent a decrease of $155,000 (2.2%), an increase of $772,000 (12.1%) and a decrease of $198,000 (3.02%) during 2001, 2000 and 1999, respectively. The decrease in 2001 was primarily the result of a decrease in interest-bearing liabilities, which was partially offset by an increase in interest rates. The increase in 2000 was primarily the result of an increase in interest-bearing liabilities. The decrease in 1999 resulted from a decrease in the cost of funds.

Interest on deposits, the primary component of total interest expense, increased to $4,977,000 in 2001, while interest on deposits decreased to $4,858,000 in 2000 and decreased to $5,399,000 in 1999. The average balance of interest-bearing deposits decreased to $101,528,000 in 2001 from $105,088,000 in 2000 and from $115,533,000 in 1999.

Interest expense on borrowed funds, including both short-term and other borrowed funds, was $2,007,000, $2,281,000 and $977,000 for fiscal 2001, 2000 and 1999, respectively. The decrease in 2001 was due to the repayment of FHLB advances with funds received from investments maturing and principal repayment of mortgage loans. The increase in 2000 was due to the replacement of certificates of deposit with FHLB Advances, as well as for the funding of additional investments. The decrease in 1999 was due to lower FHLB advance rates. The average balance of FHLB advances outstanding was $31,717,000 for 2001, $34,861,000 for 2000, and $17,596,000 for 1999. The average balance of borrowed funds outstanding was $34,471,000 for 2001, $38,125,000 for 2000, and $18,644,000 for 1999.

**Provision for Loan Losses**

The provision for loan losses is based on management's current assessment of the risk in the loan portfolio and is influenced primarily by the amount of recent loan losses. The provision for loan losses was $857,688, $5,572, and $587,690 for fiscal 2001, 2000 and 1999, respectively. The amount of the provision for loan losses for fiscal 2001 is primarily the result of an additional provision for a loan, which defaulted in the fourth quarter. The loan, in the principal amount of $657,000, was made to Vawter Properties and Resources, LP, an Alabama limited partnership whose general partner is Charles R. Vawter, Jr., a former director of the Company and the Bank, and who also personally guaranteed the loan. Mr. Vawter resigned his position as director, vice-chairman of the Board and member of the Bank's loan committee on August 13, 2001. The total of the loan loss and the fourth-quarter expenses associated with this loan is $713,000, including the loss of principal and unpaid interest, as well as related legal and accounting expenses. The Bank has brought suit against Mr. Vawter, Vawter Properties and Resources, LP, and other related parties to recover the total amount of the loan loss and related expenses.

The amount of the provision for loan losses for fiscal 1999 was primarily the result of additional provisions for loan losses in the amount of $451,593. This provision for loan losses was attributable in significant part ($346,507) to certain loan quality problems observed in internal audits, and in other reviews by management, of the loan assets for the First Federal's Western Division.

First Federal's provision for loan losses also reflects management's current assessment of economic and other factors which management deems relevant to its risk analysis, including loan concentrations in particular markets, economic activity in particular markets, certain regulatory requirements regarding loan loss reserves and related safety and soundness issues, as well as management's view of the general economic outlook.

As previously discussed, the loan portfolio is comprised primarily of one-to-four family residential mortgage loans and residential construction loans. The one-to-four-family residential mortgage loans are originated in First Federal's primary market area of Talladega and Chilton County, Alabama. Management believes that the credit risks associated with this type of loan are significantly lower than other loan types.

Although residential construction loans have characteristics of relatively higher credit risks, such as concentrations of amounts due from a smaller number of borrowers and dependence on the expertise of the builder, management believes that its residential construction lending policies and procedures reduce the credit risks associated with this type of loan, and that its current provisions for loan losses in the construction loan portfolio (1%) is adequate in light of these policies and procedures. First Federal entered the residential construction lending area in 1994 by purchasing the portfolio of another Alabama thrift. A significant portion of First Federal's residential construction loans were originated in Hoover, Alabama, a suburb of Birmingham and one of the most affluent areas of the state. Since acquiring the portfolio, First Federal has not suffered a significant loss on a residential construction loan.

Charge-offs in the total loan portfolio, net of recoveries, averaged approximately, $6,000 from 1994 through 1997. In 1999, net charge-offs increased from approximately $85,000 to approximately $468,000, due in significant part, to the previously mentioned loan quality problems occurring in the Western Division of First Federal. There were no significant charge-offs in 2000. In 2001, a provision was made in the amount of $654,746, for the previously mentioned Vawter loan. Management also reserved approximately $200,000 on a commercial loan to a used automobile dealership. The loan to the dealership was originated in 1998 and the bank has classified the loan as doubtful. Management believes the allowances for loan losses at September 30, 2001 ($1,577,952) to be at an adequate level relative to the total loan portfolio and to non-performing loans, and in light of the other factors, which are relevant to the assessment of risks in the loan portfolio.

Future additions to the allowance may be necessary based on changes in economic conditions and other factors. In addition, various regulatory agencies periodically review First Federal's allowance for loan losses and may require First Federal to recognize additions to the allowance based upon and analysis of information available at the time of their review.

**Other Income**

Other income increased $212,000 (10.1%) in 2001, from $2,100,000 in 2000. Other income decreased $2,318,000 (52.5%) in 2000 from $4,418,000 in 1999. The increase in 2001 was due to an increase in fee income from Pension and Benefit from $1,087,000 to $1,129,000 as well as an increase in the gain on the sale of mortgage loans and other income from $592,000 to $748,000. The decrease in 2000 was largely due to an increase of $2,279,000 in gain on sale of investment securities available for sale, which was primarily the result of selling FHLMC stock at a gain of approximately $2,265,000 in 1999.

Service charges and other fees were $443,000, $440,000, and $502,000 in fiscal 2001, 2000, and 1999, respectively. The fluctuations are primarily due to changes in overdraft fees and NSF charges.

Gain on sale of loans increased $82,000 (26.2%) in 2001, decreased $130,000 (29.5%) in 2000, and increased $203,000 (85.1%) in 1999. The increase in 2001 was primarily due to a decrease in mortgage loan rates, which resulted in more originations and sales of mortgage loans. The decrease in 2000 was primarily due to a decreased mortgage loan demand as a result of higher interest rates from the prior years of 1999 and 1998.

**Other Expense**

Total other expense increased to $6,025,000 in 2001 from $5,299,000 in 2000. Other expense had increased in 1999 to $5,831,000. This represented an increase of $726,000 (13.7%) in 2001, a decrease of $532,000 (9.1%) in 2000 and an increase of $621,000 (11.9%) in 1999.

Compensation and benefits totaled $3,118,000, $2,901,000, and $3,268,000 for 2001, 2000, and 1999, respectively. These levels reflect an increase of $217,000 (7.5%) in 2001, a decrease of $367,000 (11.2%) in 2000, and an increase of $140,000 (4%) in 1999. The increase in 2001 was primarily attributable to merit and cost of living raises and the cost of benefits associated with such increases. The decrease in 2000 is the result of streamlining operations and the reduction of employees through attrition. The increase in 1999 was also associated with merit and cost-of-living increases.

Termination agreements expense was $560,000 in 2001 and zero in both 2000 and 1999, respectively. This expense is related to the settlement of certain legal actions with a former director and officer as well as other expense under the employment contract of the Company's President and Chairman of the Board of Directors who resigned.

### Income Tax Expense

Income tax benefit for 2001 was $242,000 while income tax expense was $609,000 and $816,000 for fiscal years 2000 and 1999, respectively. These levels represent an effective tax rate on pre-tax earnings (losses) of 36% for the fiscal year ended September 30, 2001 and 38% for each of the fiscal years ended September 30, 2000 and September 30, 1999. For 2001, 2000, and 1999, First Federal's effective tax rate was slightly higher than the statutory rate due to state income taxes and differences between taxable income for financial reporting and income tax purposes.

### New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This Statement establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Under certain conditions, a derivative may be specifically designated as a hedge.

On October 1, 2000, the Company adopted SFAS No. 133 as amended. Management assessed the impact of this Statement on the Company's consolidated financial position and results of operations; the impact was immaterial.

In September 2000, the FASB issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities,* a replacement of FASB Statement No. 125. This Statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral, and requires certain disclosures. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occuring after March 31, 2001. The Company adopted SFAS No. 140 on April 1, 2001. Accordingly, disclosures pertaining to collateral have been properly included in the consolidated financial statements. Transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, have not been material.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations*, SFAS No. 142, *Goodwill and Other Intangible Assets*, and SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead an entity must perform an assessment of whether goodwill is impaired as of the date of adoption and test for impairment at least annually in accordance with the provisions of the Statement. The new standard will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset, except for certain obligations of lessees.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets.

The Company is required to adopt the provisions of SFAS No. 141 immediately. SFAS Nos. 142, 143 and 144 are required to be adopted October 1, 2002, with earlier application permitted. The impact of adopting these standards on the financial condition of the Company has not been determined at this time.

**Asset/Liability Management**

**Interest Rate Sensitivity**

An integral aspect of the funds management of First Federal is the maintenance of a reasonably balanced position between interest rate sensitive assets and liabilities. ALCO is charged with the responsibility of managing, to the degree prudently possible, the bank's exposure to "interest rate risk," while attempting to provide a stable and steadily increasing flow of depositors and borrowers and to seek earnings enhancement opportunities. An asset or liability is said to be interest rate sensitive within a specific period if it will mature or reprice within that period. First Federal measures its interest rate risk as the ratio of cumulative interest sensitivity gap to total interest earning assets ("ratio"). The ratio is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period, divided by the total interest earning assets. The ratio is positive when the amount of interest rate sensitive assets exceeds the amount of interest sensitive liabilities, and is negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Generally, during a period of rising interest rates, a negative ratio would adversely affect net interest income, while a positive ratio would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative ratio would result in an increase in net interest income and a positive ratio would adversely affect net interest income. Due to the nature of First Federal's balance sheet structure and its use of the market approach to pricing liabilities, First Federal's management and the First Federal Board of Directors recognize that achieving a perfectly matched gap position in any given time frame would be extremely rare. At September 30, 2001, First Federal had a negative one-year cumulative ratio of (12.68%) and a five-year cumulative ratio of 6.89%, as a result of which its net interest income could be negatively affected by rising interest rates and positively affected by falling interest rates. At September 30, 2000, First Federal had a negative one-year cumulative ratio of (16.46%) and a positive five-year cumulative ratio of 6.16%. During the declining interest environment of 2001, First Federal's interest rate spread decreased while during the rising interest rate environment of 2000 and 1999, First Federal's interest rate spread remained fairly constant. Consistent with a positive ratio during the increasing interest rate environment experienced in late 1994 and 1995, when interest rates increased further and more rapidly on interest-bearing liabilities than on interest-earning assets, First Federal experienced a decrease in its interest rate spread. Conversely, consistent with a negative ratio, during the declining interest rate environment experienced from 1991 through late 1994, when interest rates declined further and more rapidly on interest-bearing liabilities than on interest-earning assets, First Federal experienced an increase in its interest rate spread.

There are other factors that may affect the interest rate sensitivity of First Federal's assets and liabilities. These factors generally are difficult to quantify but can have a significant impact on First Federal when interest rates change. Such factors include features in adjustable rate loans that limit the changes in interest rates on a short-term basis and over the life of the loan. First Federal's portfolio of one-to-four family residential mortgage loans included \$30.0 million and \$32.7 million (29.7% and 30.1% of First Federal's total loan portfolio) of adjustable rate loans at September 30, 2001 and September 30, 2000, respectively. These loans have restrictions limiting interest rate changes to 1.0% or 2.0% per year and 6.0% over the life of the loan. In a rapidly declining or rising interest rate environment, these restrictions could have a material effect on interest income by slowing the overall response of the portfolio to market movements. ALCO utilizes the "Asset and Liability Management

Report" prepared by Farin & Associates (the Strategic Asset Liability Management) in order to assist First Federal in determining First Federal's gap and interest rate position. (In prior years ALCO utilized a similar report prepared by Morgan Keegan & Company, Inc.) Through use of the Farin & Associates analysis, ALCO analyzed the effect of an increase or decrease of up to 300 basis points on the market value of First Federal's portfolio equity ("MVPE") at September 30, 2001 and September 30, 2000. At a 300 basis point increase, First Federal's MVPE decreased approximately $5,628,000 and decreased $4,383,000 at September 30, 2001 and September 30, 2000, respectively, and, at a 300 basis point decrease, First Federal's MVPE increased approximately $7,290,000 and increased $5,772,000 at September 30, 2001 and September 30, 2000, respectively. Management determined that these changes in MVPE were acceptable.

The following table sets forth information regarding the projected maturities and repricing of the major asset and liability categories of First Federal as of September 30, 2001 and September 30, 2000. Maturity and repricing dates have been projected by applying the assumptions set forth below as to contractual maturity and repricing dates. Classifications of items in the table are different from those presented in other tables and the financial statements and accompanying notes included therein.

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# Interest Rate Sensitivity Gap

| | At September 30, 2001 | | | | | At September 30, 2000 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | One year or less | One to three years | Three to five years | Over five years | Total | One year or less | One to three years | Three to five years | Over five years | Total |
| **Interest-earning assets:** | | | | | | | | | | |
| Mortgage loans | $50,888 | $17,074 | $ 10,341 | $17,103 | $95,406 | $59,551 | $14,988 | $11,204 | $9,165 | $94,908 |
| All other loans | 4,103 | 2,012 | 565 | 206 | 6,886 | 2,488 | 4,807 | 4,617 | - | 11,912 |
| Collateralized mortgage obligations | 2,075 | 1,932 | 1,727 | 7,752 | 13,486 | 13,602 | - | - | - | 13,602 |
| Mortgage-backed securities | 2,337 | 2,359 | 1,564 | 2,518 | 8,778 | 1,823 | 1,973 | 1,752 | 4,548 | 10,096 |
| Other Investments(1) | 13,742 | - | - | 2,574 | 16,316 | 4,138 | 3,000 | 6,148 | 6,732 | 20,018 |
| Total interest- earning assets | $73,145 | $23,377 | $14,197 | $30,153 | $140,872 | $81,602 | $24,768 | $23,721 | $20,445 | $150,536 |
| **Interest-bearing liabilities:** | | | | | | | | | | |
| Deposits | $55,397 | $25,618 | $10,905 | $ 3,645 | $95,565 | $67,486 | $15,336 | $3,320 | $16,230 | $102,372 |
| Borrowed funds | 35,605 | - | - | - | 35,605 | 38,889 | - | - | - | 38,889 |
| Total interest-bearing liabilities | $91,002 | $25,618 | $10,905 | $ 3,645 | $131,170 | $106,375 | $15,336 | $3,320 | $16,230 | $141,261 |
| Interest sensitivity gap | $(17,857) | $(2,241) | $3,292 | $26,508 | $9,702 | $(24,773) | $9,432 | $20,401 | $4,215 | $9,275 |
| Cumulative interest sensitivity gap | $(17,857) | $(20,098) | $(16,806) | $9,702 | | $(24,773) | $(15,341) | $5,060 | $9,275 | |
| Ratio of cumulative interest sensitivity gap to total interest earning assets | (12.68)% | (14.27)% | (11.93)% | 6.89% | | (16.46)% | (10.19)% | 3.36% | 6.16% | |
| Ratio of cumulative interest sensitivity gap to total assets of $151,194 | (11.81)% | (13.29)% | (11.12)% | 6.42% | | (15.43)% | (9.56)% | 3.15% | 5.78% | |

(1) Includes investments in overnight deposits.

The Farin & Associates analysis for 2001 and the preceding table were prepared based upon the contractual terms of the asset or liability and with the following assumptions regarding prepayment of loans, collateralized mortgage obligations ("CMOs") and mortgage-backed securities, and decay rates of deposits. These prepayment and decay rate assumptions are management's estimates based on expectations of future interest rates. Fixed rate mortgage loans are assumed to prepay at approximately 8%. Adjustable rate loans, CMOs and mortgage-backed securities are presented in the period in which they next reprice. All other loans (principally consumer installment loans) are presented at their contractual maturities. Fixed rate CMOs are assumed to prepay at rates ranging from 15% to 20%. The decay rates for money market demand accounts are assumed to be 47% for the first year and 40% for the second year. The decay rates for passbook accounts are assumed to be 22% for the first year and 22% thereafter and the decay rates for NOW accounts are assumed to be 23% for the first year and approximately 22% thereafter. Certificate accounts and borrowed funds are presented at their contractual maturities. Certain shortcomings are inherent in the method of analysis presented in the table above. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as ARMs, generally have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels would cause significant deviations in the table. Additionally, an increased credit risk may result if the ability of many borrowers to service their debt decreases in the event of an interest rate increase. A majority of the adjustable rate loans in First Federal's portfolio contain conditions which restrict the periodic change in interest rates.

**Interest Rate Risk Strategy**

First Federal has employed various strategies intended to minimize the adverse effect of interest rate risk on future operations by providing a better match between the interest rate sensitivity of its assets and liabilities. First Federal's strategies are intended to stabilize long term net interest income by protecting its interest rate spread against decreases and increases in interest rates. To offset the interest rate risk associated with holding a substantial amount of fixed rate loans and having a predominantly short-term certificate of deposit base, First Federal maintains a portfolio of residential adjustable-rate mortgage loans that reprice in less than one year. The amount of loans in this portfolio was equal to $32,652,000 at September 30, 2001 and $28,989,000 at September 30, 2000. First Federal also sells a significant portion of its fixed rate loan originations in the secondary markets, and directs excess cash flow into short-term and adjustable rate investment securities. Diversification into more interest-sensitive mortgage loans and construction loans in the Birmingham area has also served to reduce First Federal's interest rate risk exposure.

**Effects of Inflation and Changing Prices**

Inflation generally increases the costs of funds and operating overhead, and, to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the performance of a financial institution than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. In addition, inflation affects a financial institution's cost of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings, and stockholders' equity. Mortgage originations and refinancings tend to slow as interest rates increase and would likely reduce First Federal's earnings from such activities. Further, First Federal's income from the sale of residential mortgage loans in the secondary market would also likely decrease if interest rates increased.

**Average Balance, Interest, Yields and Rates**

The following table sets forth certain information relating to First Federal's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily balances has caused any material difference in the information presented.

The table also presents information for the periods indicated with respect to the difference between the average yield earned on interest-earning assets and average rate paid on interest-bearing liabilities, or "interest rate spread," which savings associations have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on total interest-earning assets," which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

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# Average Balance, Interest, Yields and Rates

| | Year Ended September 30, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2001 | | | 2000 | | | 1999 | | |
| | Average Balance | Interest | Yield/ Cost | Average Balance | Interest | Yield/ Cost | Average Balance | Interest | Yield/ Cost |
| **Interest Earning Assets:** | | | | | | | | | |
| Interest earnings deposited | | | | | | | | | |
| in other financial institutions | $ 916,802 | $ 276,257 | 30.13% | $ 1,171,156 | $ 138,758 | | | | |
| Total investment securities | 36,518,896 | 2,109,156 | 5.78% | 38,891,644 | 2,433,984 | 6.26% | $ 34,679,305 | $ 2,023,243 | 5.83% |
| Loans receivable | 104,148,074 | 8,506,455 | 8.17% | 110,789,666 | 9,342,440 | 8.43% | 107,491,039 | 8,460,854 | 7.87% |
| **Total interest earning assets** | 141,583,772 | 10,891,868 | 7.69% | 150,852,466 | 11,915,182 | 7.90% | 142,170,344 | 10,484,097 | 7.37% |
| Allowance for loan losses | (770,245) | | | (736,726) | | | (648,011) | | |
| Cash and amounts due from | | | | | | | | | |
| depository institutions | 7,237,695 | | | 4,404,043 | | | 5,831,483 | | |
| Premises and equipment | 4,938,849 | | | 5,054,685 | | | 5,091,035 | | |
| Foreclosed real estate | 535,006 | | | 383,862 | | | 497,565 | | |
| Accrued interest receivable | 965,109 | | | 1,055,087 | | | 957,191 | | |
| Other assets | 1,504,934 | | | 1,714,340 | | | 1,781,940 | | |
| Investments in Affiliates | 4,116 | | | 14,006 | | | 138,089 | | |
| **Total Assets** | $ 155,999,236 | | | $162,741,763 | | | $155,819,636 | | |
| **Interest Bearing Liabilities:** | | | | | | | | | |
| Deposits: | | | | | | | | | |
| NOW accounts | 9,929,758 | 159,740 | 1.61% | $10,581,025 | $ 175,539 | 1.66% | $ 11,879,338 | $ 224,338 | 1.89% |
| Money market demand | 144,497 | 1,992 | 1.38% | 219,418 | 3,371 | 1.54% | 297,113 | 5,471 | 1.84% |
| Statement savings | 11,650,760 | 216,553 | 1.86% | 12,476,710 | 240,270 | 1.93% | 14,185,017 | 292,846 | 2.06% |
| CDs, other than Jumbos | 72,197,589 | 4,044,144 | 5.60% | 75,020,005 | 4,050,687 | 5.40% | 85,308,830 | 4,657,951 | 5.46% |
| Jumbo certificates | 7,605,523 | 554,878 | 7.30% | 6,790,810 | 388,441 | 5.72% | 3,862,585 | 208,938 | 5.41% |
| **Total interest-bearing deposits** | 101,528,127 | 4,977,307 | 4.90% | 105,087,968 | 4,858,308 | 4.62% | 115,532,883 | 5,389,544 | 4.66% |
| Borrowed funds | 34,471,370 | 2,006,896 | 5.82% | 38,124,848 | 2,280,558 | 5.98% | 18,644,068 | 977,279 | 5.24% |
| **Total interest-bearing liabilities** | 135,999,497 | 6,984,203 | 5.14% | 143,212,816 | 7,138,866 | 4.98% | 134,176,951 | 6,366,823 | 4.75% |
| Non-interest bearing demand accounts | 2,836,095 | | | 3,128,850 | | | 3,266,569 | | |
| Advances by borrowers for property taxes | 310,794 | | | 323,424 | | | 322,996 | | |
| Accrued interest payable | 1,342,510 | | | 1,113,935 | | | 1,042,165 | | |
| Income taxes payable | 231,595 | | | 111,491 | | | 1,274,069 | | |
| Accrued expenses and other liabilities | 286,462 | | | 495,292 | | | 404,940 | | |
| **Total liabilities** | 141,006,953 | | | 148,385,808 | | | 140,487,690 | | |
| Stockholders' equity | 14,992,283 | | | 14,355,955 | | | 15,331,946 | | |
| **Total liabilities & stockholders' equity** | $155,999,236 | | | $162,741,763 | | | $155,819,636 | | |
| Net interest income | | $ 3,907,665 | | | $ 4,776,316 | | | $ 4,117,275 | |
| Interest rate spread | | | 2.56% | | | 2.91% | | | 2.63% |
| Net yield on total interest earning assets | | | 2.76% | | | 3.17% | | | 2.90% |
| Average interest-earning assets to | | | | | | | | | |
| Average total interest-bearing | | | | | | | | | |
| liabilities ratio | | | 104.11% | | | 105.33% | | | 105.96% |

## Financial Condition

### Investment Securities

Investment securities held to maturity were $0, $0 and $29,000 at September 30, 2001, September 30, 2000 and September 30, 1999, respectively. The decrease of $29,000 in 2000 was the result of principal repayments and scheduled maturities. First Federal's portfolio of investment securities available for sale totaled $33,053,000 and $36,097,000 at September 30, 2001 and September 30, 2000, respectively.

The composition of First Federal's total investment securities portfolio partly reflects First Federal's former investment strategy of providing acceptable levels of interest income from portfolio yields while maintaining a level of liquidity allowing First Federal a degree of control over its interest rate position. In previous years, First Federal invested primarily in investment grade CMOs and mortgage-backed securities because of their liquidity, credit quality and yield characteristics. The yields, values and duration of such securities generally vary with interest rates, prepayment levels, and general economic conditions and, as a result, the values of such instruments may be more volatile than other instruments with similar maturities. Such securities also may have longer stated maturities than other securities, which may result in further price volatility.

With First Federal's purchase of the construction loan portfolio of another Alabama thrift institution in April of 1994, First Federal revised its investment strategy, curtailing its purchases of CMOs and mortgage-backed securities and utilizing principal repayments on these securities to fund construction loans. Accordingly, First Federal did not purchase any CMOs or mortgage-backed securities from 1994 through 1997. However, as a result of First Federal's acquisition of Chilton County in October 1998, First Federal acquired approximately $466,000 in CMOs and $16,101,000 in mortgage-backed securities. In addition, as a result of the excess cash on hand from the Chilton County acquisition, First Federal purchased approximately $18,670,000 in mortgage-backed securities in 1998. During 1999, First Federal purchased approximately $10,500,000 of FNMA and FHLMC adjustable rate CMO's that reprice to LIBOR on a monthly basis. These CMO's were funded by FHLB advances that also reprice each month to LIBOR. This investment arbitrage is projected to produce a positive interest rate spread of approximately 1%.

Principal repayments on both CMOs and mortgage-backed securities for the years ended September 30, 2001, 2000 and 1999 were $1,774,867, $1,938,438 and $17,884,113, respectively. As of September 30, 2001, First Federal had an investment in U.S. Government agencies of $9,590,000 compared to $8,901,000 as of September 30, 2000. At September 30, 2001, First Federal had investments of approximately $3,071,000 in equity securities such as FHLB stock, other Common Stock and mutual funds. FHLMC stock was sold in the last quarter of 1999 at a pre-tax gain of approximately $2,265,000. The proceeds were reinvested in U.S. Government agencies which resulted in higher investment yields.

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The following table indicates the amortized cost of the portfolio of investment securities held to maturity at September 30, 2001, September 30, 2000 and September 30, 1999:

| | Amortized Cost | | |
|---|---|---|---|
| | 2001 | 2000<br>(in thousands) | 1999 |
| Investments Securities HTM: | | | |
| U.S. Government Agency | $ - | $ - | $ - |
| Mortgage-backed securities | - | - | 29 |
| Collateralized mortgage obligations | - | - | - |
| Other investments | - | - | - |
| Total Investment Securities Held to Maturity | $ - | $ - | $ 29 |

The following table indicates the fair value of the portfolio of investment securities available for sale at September 30, 2001, 2000 and 1999:

| | Total Fair Value | | |
|---|---|---|---|
| | 2001 | 2000<br>(in thousands) | 1999 |
| Investment Securities AFS: | | | |
| U.S. Government Agency | $ 9,590 | $ 8,901 | $ 8,915 |
| Mortgage-backed securities | 9,127 | 10,096 | 11,979 |
| Collateralized mortgage obligations | 13,495 | 13,602 | 13,232 |
| Other investments | 841 | 3,498 | 3,790 |
| Total Investment Securities Available for Sale | $ 33,053 | $ 36,097 | $ 37,916 |

At September 30, 2001, First Federal owned CMOs totaling $13,495,000. These securities were all backed by federal agency guaranteed mortgages except for two issues, in the aggregate amount of $27,000, which are privately issued mortgage pass-through certificates. All CMO's presently owned are variable rate instruments.

The mortgage-backed securities portfolio, totaling $9,127,000 at September 30, 2001, consists of fixed rate mortgages in the amount of $8,376,000 and ARMs in the amount of $751,000. At the time of purchase, First Federal looks at various prepayment speeds and makes the purchase based on the ability to accept the yield and average life based on both increasing and decreasing prepayment speeds.

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The following tables present the contractual maturities and weighted average yields of investment securities, other than equity securities, available for sale at September 30, 2001:

| | Maturities of Investment Securities | | | |
|---|---|---|---|---|
| | Within one year | After one through five years | After five through ten years | After ten years |
| | (In thousands) | | | |
| U.S. Government agencies, excluding mortgage-backed securities | $ 514 | $ 2,381 | $ 3,363 | $ - |
| U.S. Government agencies - Callable bonds | - | 214 | 3,118 | - |
| Mortgage-backed securities | - | 869 | 5,527 | 2,732 |
| Collateralized mortgage obligations | - | - | 2,295 | 11,199 |
| Total Investment Securities Available for Sale | $ 514 | $ 3,464 | $ 14,303 | $ 13,931 |

| | Weighted Average Yields (Taxable-equivalent basis) | | | |
|---|---|---|---|---|
| | Within one year | After one through five years | After five through ten years | After Ten years |
| | (In thousands) | | | |
| U.S. Government agencies, excluding mortgage-backed securities | 5.687% | 6.038% | 6.729% | - |
| U.S. Government agencies - Callable bonds | - | 6.800% | 5.765% | - |
| Mortgage-backed securities | - | 6.496% | 6.069% | 7.227% |
| Collateralized mortgage obligations | - | - | 5.283% | 4.432% |
| Total Weighted Average Yield | 5.687% | 6.200% | 6.032% | 4.980% |

(1) None of First Federal's investment securities are tax exempt.

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The maturities for the CMOs and mortgage-backed securities presented above represent contractual maturities of such securities. Due to the nature of these securities, the timing and the amount of principal repayments is generally unpredictable. However, assuming current prepayments rates and normal, required principal repayments, the following table sets forth certain information regarding the expected principal payments, carrying values, fair values, and weighted average yields of First Federal's CMOs and mortgage-backed securities at September 30, 2001.

**Principal Payments Expected During the Year Ended September 30,**
(Dollars in thousands)

| | 2002 | 2003 | 2004 | 2005 | 2006 | Thereafter | Amortized Cost | Fair Value | Weighted Average Yield |
|---|---|---|---|---|---|---|---|---|---|
| Collateralized mortgage obligations | $5,751 | $2,498 | $1,238 | $ 629 | $ 448 | $3,131 | $13,485 | $13,494 | 4.57% |
| Mortgage-backed securities | 1,898 | 1,202 | 958 | 495 | 381 | 4,097 | 8,776 | 9,128 | 6.70% |
| Agencies | 3,960 | 194 | 2,000 | - | - | - | 6,065 | 6,258 | 5.97% |
| Agencies - Callable bonds | - | 3,332 | - | - | - | - | 3,194 | 3,332 | 5.83% |

## Loans

Total loans of $101,135,000 at September 30, 2001 reflected a decrease of $7,219,000 (6.7%) compared to September 30, 2000. Total loans of $108,354,000 at September 30, 2000 reflected an increase of 1.9% from total loans of $106,312,000 at September 30, 1999. The increase from fiscal 1999 to fiscal 2000 was due to the loans generated in the normal course of business. First Federal has experienced strong loan demand in its one-to-four family construction loan portfolio since First Federal's purchase of the construction loan portfolio of Chilton County, and the opening of a loan production office in 1994.

One-to-four family real estate mortgage loans increased $20,384,000 (38.6%) from September 30, 1997 to September 30, 1998 due to the acquisition of First Federal of Chilton County. There was a decrease from September 30, 1998 to September 30, 1999 of $7,602,000 (10.4%), a decrease of $7,042,000 (10.7%) from September 30, 1999 to September 30, 2000, and a decrease of $7,512,000 (12.8%) from September 30, 2000 to September 30, 2001. First Federal aggressively pursues real estate mortgage loans within its own market area. In addition to originating mortgage loans for its own portfolio, First Federal also actively originates residential mortgage loans which are sold in the secondary market, with servicing released. First Federal sells a significant portion of all fixed rate residential mortgage loans. For the most part, such sales are composed of residential mortgage loans with terms of 30 years. Proceeds from loan sales were $19,731,000, $15,092,000 and $23,424,000 for the years ended September 30, 2001, 2000 and 1999, respectively. Had First Federal not sold residential mortgage loans over the past several years, the one-to-four family real estate mortgage loan portfolio would have increased by a larger margin (or decreased by a lesser margin) than the percentage indicated above. The declining interest rate market for much of 2001 resulted in an increase in volume of loans sold during the period over fiscal year 2000 during a rising interest rate environment. The following table presents the composition of the loan portfolio for each of the past five years:

## Loan Portfolio Composition

At September 30,
(Dollars in thousands)

| | 2001 | | 2000 | | 1999 | | 1998 | | 1997 | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Amount | Percent of Total | Amount | Percent of Total | Amount | Percent of Total | Amount | Percent of Total | Amount | Percent of Total |
| Real estate mortgage loans: | | | | | | | | | | |
| One-to four family | $ 51,083 | 50.51% | $58,595 | 54.08% | $ 65,637 | 61.74% | $ 73,239 | 70.02% | $52,855 | 73.74% |
| Multi-family and commercial | 14,205 | 14.05% | 13,790 | 12.73% | 8,330 | 7.84% | 1,837 | 1.76% | 390 | .54% |
| Construction loans | 25,378 | 25.09% | 24,381 | 22.50% | 17,510 | 16.47% | 14,731 | 14.09% | 16,102 | 22.46% |
| Savings account loans | 1,144 | 1.13% | 1,097 | 1.01% | 1,267 | 1.19% | 1,988 | 1.90% | 826 | 1.15% |
| Installment loans | 3,507 | 3.47% | 4,089 | 3.77% | 5,616 | 5.28% | 7,593 | 7.26% | 2,044 | 2.85% |
| Second mortgage loans | 7,593 | 7.51% | 7,334 | 6.77% | 9,046 | 8.51% | 6,216 | 5.94% | - | - |
| Total loans | 102,910 | | 109,286 | | 107,406 | | 105,604 | | 72,217 | |
| Less: | | | | | | | | | | |
| Loans in process | (8) | (.01)% | (39) | (.03)% | - | .00% | - | .00% | - | .00)% |
| Discounts and other, net | (189) | (.19)% | (192) | (.18)% | (242) | (.23)% | (282) | (.27)% | (251) | (.35)% |
| Allowance for loan losses | (1,578) | (1.56)% | (701) | (.65)% | (852) | (.80)% | (732) | (.70)% | (284) | (.40)% |
| Total loans, net | $101,135 | 100.00% | $108,354 | 100.00% | $106,312 | 100.00% | $104,590 | 100.00% | $ 71,682 | 100.00% |

The following table shows the maturity of First Federal's loan portfolio at September 30, 2001, based upon contractual maturity dates. Demand loans, loans having no schedule of repayment and no stated maturity and overdrafts are reflected as due during the twelve months ended September 30, 2001. The table below does not include an estimate of prepayments, the occurrence of which would significantly shorten the average life of all mortgage loans and cause First Federal's actual repayment to differ from that shown below.

| | Loan Maturities | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Due during the year ending Sept 30, | | | | | | | |
| | 2002 | 2003 | 2004 | Due after 3-5 years | Due after 5-10 years | Due After 10-15 years | Due After 15 years | Total |
| | (Dollars in thousands) | | | | | | | |
| Real estate mortgage loans | $ 481 | $ 526 | $ 871 | $ 1,808 | $11,299 | $16,564 | $18,694 | $ 50,243 |
| Construction loans[1] | 24,563 | 306 | 290 | - | - | - | 219 | 25,378 |
| Business loans | 979 | 855 | 550 | 657 | 2,304 | 2,378 | 2,855 | 10,578 |
| All other loans | 6,102 | 2,042 | 1,568 | 2,558 | 2,157 | 509 | - | 14,936 |
| Total | $32,125 | $ 3,729 | $ 3,279 | $ 5,023 | $15,760 | $19,451 | $21,768 | $101,135 |

(1) The maturity period for construction loans is typically one year. If the home is not sold at the maturity date, however, the loan may be extended for an additional six months provided that the builder restructures the loan to provide for principal reduction or arranges for permanent financing which will pay off the construction loan.

The following tables set forth, at September 30, 2001 and September 30, 2000, the dollar amount of loans due after September 30, 2001 and September 30, 2000, respectively, based upon whether such loans have fixed interest rates or adjustable interest rates:

| | September 30, 2001 | | |
|---|---|---|---|
| | Fixed Rates | Floating or Adjustable Rate | Total |
| Real estate mortgage loans | $ 28,266 | $ 29,987 | $ 58,253 |
| Commercial loans | 4,916 | 5,654 | 10,570 |
| Construction loans | 25,378 | 0 | 25,378 |
| Savings and installments loans | 6,935 | 0 | 6,935 |
| Total | $ 65,495 | $ 35,641 | $101,136 |

| | September 30, 2000 | | |
|---|---|---|---|
| | Fixed Rates | Floating or Adjustable Rate | Total |
| Real estate mortgage loans | $ 33,913 | $ 32,667 | $ 66,580 |
| Commercial loans | 4,694 | 5,208 | 9,902 |
| Construction loans | 24,381 | 0 | 24,381 |
| Savings and installments loans | 7,491 | 0 | 7,491 |
| Total | $ 70,479 | $ 37,875 | $108,354 |

The following table sets forth First Federal's loan originations, sales and principal repayments for the periods indicated.

| | Year ended September 30, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| | | (In thousands) | |
| Loan Originations: | | | |
| Real estate mortgage loans | $67,995 | $68,671 | $76,383 |
| All other loans | 4,407 | 5,457 | 7,012 |
| Total | $72,402 | $74,128 | $83,395 |
| Portfolio Loan Purchases: | | | |
| Real estate mortgage loans | $ 0 | $ 0 | $ 0 |
| Portfolio Loan Sales Proceeds: | | | |
| Real estate mortgage loans | $19,731 | $15,092 | $ 23,424 |
| Principal Repayments: | | | |
| Real estate mortgage loans | $54,071 | 51,636 | 49,190 |
| All other loans | 4,964 | 6,821 | 10,429 |
| Total | $59,035 | $58,457 | $59,619 |

**Allowance for Loan Losses and Risk Elements**

The performance of loans is evaluated primarily on the basis of a review of each customer relationship over a period of time and the judgment of lending officers as to the ability of borrowers to meet the repayment terms of loans. If there is reasonable doubt as to the repayment of a loan in accordance with the agreed terms, the loan may be placed on a non-accrual basis pending the sale of any collateral or a determination as to whether sources of repayment exist. Generally, delinquency of 90 days or more creates reasonable doubt as to repayment. This action may be taken even though the financial condition of the borrower or the collateral may be sufficient to ultimately reduce or satisfy the obligation. Generally, when a loan is placed on a non-accrual basis, all payments are applied to reduce principal to the extent necessary to eliminate doubt as to the repayment of the loan. Interest income on a non-accrual loan is recognized only on a cash basis. See "—Non-performing Assets."

Lending officers are responsible for the ongoing review and administration of each particular loan. As such, they make the initial identification of loans which present some difficulty in collection or where circumstances indicate that the probability of loss exists. The responsibilities of the lending officers include the collection effort on a delinquent loan. Senior management and the First Federal Board are informed of the status of delinquent loans on a monthly basis. Senior management reviews the allowance for loan losses and makes recommendations to the First Federal Board as to loan charge-offs on a monthly basis.

At September 30, 2001, September 30, 2000 and September 30, 1999, loans accounted for on a non-accrual basis were approximately $742,000, $1,064,000 and $1,214,000, respectively, or 0.7%, 0.9% and 1.1% of the total loans outstanding, net of unearned income. The balances of accruing loans past due 90 days or more as to principal and interest payments were $0 at September 30, 2001, September 30, 2000 and September 30, 1999.

The allowance for loan losses represents management's assessment of the risk associated with extending credit and its evaluation of the quality of the loan portfolio. Management analyzes the loan portfolio to determine the adequacy of the allowance for loan losses and the appropriate provision required to maintain a level considered adequate to absorb anticipated loan losses. In assessing the adequacy of the allowance, management reviews the size, quality and risk of loans in the portfolio.

Management also considers such factors as First Federal's historical loan loss experience, the level, severity, and trend of criticized assets, the distribution of loans by risk class, and various qualitative factors such as current and anticipated economic conditions.

First Federal began construction lending activities in March of 1994. As of September 30, 2001, First Federal has not experienced any significant losses on the construction loan portfolio. Due to the concentration of these loans, a default by certain construction loan borrowers, or other financial difficulty, could result in a significant addition to the allowance for loan losses.

While it is First Federal's policy to charge off loans in the period in which a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management's judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

In assessing the adequacy of the allowance, management relies predominately on its ongoing review of the loan portfolio, which is undertaken both to ascertain whether there are probable losses which must be charged off and to assess the risk characteristics of the portfolio in the aggregate. This review takes into consideration the judgments of the responsible lending officers, senior management and those of bank regulatory agencies that review the loan portfolio as part of First Federal's examination process. Specific percentages are allocated to each loan type. Management recognizes that there is more risk traditionally associated with commercial and consumer lending as compared to real estate mortgage lending; correspondingly, a greater allocation is made for commercial and consumer loans than real estate mortgage loans. While all information available is used by management to recognize losses in the loan portfolio, there can be no assurances that future additions to the allowance will not be necessary. First Federal's Board of Directors reviews the assessments of management in determining the adequacy of the allowance for loan losses. Generally, the only loans, including construction loans, which are classified are loans which are greater than 90 days delinquent. However, the Board of Directors may also classify loans less than 90 days delinquent should such classification be considered necessary.

First Federal's allowance for loan losses is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan loss reserves and the size of the loan loss reserve in comparison to a group of peer banks identified by the regulators. During its routine examinations of banks, the OTS has, from time to time, required additions to banks' provisions for loan losses and allowances for loan losses as the regulators' credit evaluations and allowance for loan loss methodology have differed from those of the management of such banks. Such regulatory examinations have focused on loan quality, particularly that of real estate loans. First Federal attempts to reduce the risks of real estate lending through maximum loan-to-value requirements as well as systematic cash flow and initial customer credit history analyses.

Management believes that the $1,578,000 allowance for loan losses, at September 30, 2001, is adequate to absorb known risks in the portfolio. No assurance can be given, however, that adverse economic circumstances will not result in increased losses in First Federal's loan portfolio. At September 30, 2001, $250,000 of the allowance for loan losses was reserved for possible losses on construction real estate loans, $380,000 was reserved for possible losses on other real estate mortgage loans, $655,000 was reserved for a loan made to Vawter Properties & Resources, LLP, and the remaining $293,000 was reserved for all other loan classifications.

The following table summarizes the levels of the allowance for loan losses at the end of the last five years:

| | Year Ended September 30, | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| | (Dollar amounts in thousands) | | | | |
| Balance at beginning of period | $ 701 | $ 852 | $ 732 | $ 284 | $ 251 |
| Clanton balance at acquisition | 0 | 0 | 0 | 488 | 0 |
| Charge-offs: | | | | | |
| Real estate | - | 54 | 216 | 16 | - |
| Installment | 49 | 138 | 290 | 82 | 4 |
| Total charge-offs | 49 | 192 | 506 | 98 | 4 |
| Recoveries: | | | | | |
| Real estate mortgage | - | - | - | 4 | - |
| Installment | 68 | 35 | 38 | 39 | 1 |
| Total recoveries | 68 | 35 | 38 | 13 | 1 |
| Net loans (recovered) charged off | (19) | 157 | 468 | 85 | 3 |
| Provisions for loan losses | 858 | 6 | 588 | 45 | 36 |
| Balance at end of period | $ 1,578 | $ 701 | $ 852 | $ 732 | $ 284 |
| Ratio of net charge-offs to total loans outstanding, net of unearned income | (.02)% | 0.14% | 0.44% | 0.08% | 0.00% |
| Ratio of allowance for loan losses to loans outstanding, net of unearned income | 1.56 | 0.65% | 0.80% | 0.70% | 0.39% |
| Total Loans Outstanding | $101,135 | $108,354 | $106,312 | $104,590 | $71,967 |

As indicated in the above table, First Federal substantially increased its loan loss allowance in fiscal 2001 and 1998 from the levels of the preceding years. The increase in 1998 was primarily due to the acquisition of Chilton County, and the increase in 2001 was due primarily to the Vawter Properties & Resources, LLP loan as discussed above.

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The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily an indication of future losses and does not restrict the use of the allowance to absorb losses in any category.

| | At September 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2001 | | 2000 | | 1999 | |
| | Amount | Percent of loans in each category to total loans | Amount | Percent of loans in each category to total loans | Amount | Percent of loans in each category to total loans |
| | (Dollar amounts in thousands) | | | | | |
| Real estate mortgage loans | $ 630 | 39.92% | $ 584 | 83.31% | $ 513 | 60.21% |
| All other loans | 948 | 60.08% | 117 | 16.69% | 339 | 39.79% |
| Total allowance for loan losses | $ 1,578 | 100.00% | $ 701 | 100.00% | $ 852 | 100.00% |

At September 30, 2001 and 2000, the total recorded investment in impaired loans was approximately $648,000 and $4,000, respectively. The average recorded investment in impaired loans amounted to approximately $54,000 and $5,000 for the years ended September 30, 2001 and 2000, respectively. The allowance for loan losses related to impaired loans was approximately $648,000 and $4,000 for fiscal years 2001 and 2000, respectively. Interest income on impaired loans of approximately $0 and $400 was booked in 2001 and 2000, respectively. Loans impaired at September 30, 1999 were $75,000.

**Non-Performing Assets**

First Federal has policies, procedures and underwriting guidelines intended to assist in maintaining the overall quality of its loan portfolio. First Federal monitors its delinquency levels for any adverse trends. Non-performing assets consist of loans on non-accrual status, accruing loans which are past due 90 days or more, and foreclosed real estate.

First Federal's policy generally is to place a loan on non-accrual status when there is reasonable doubt as to the repayment of the loan in accordance with the agreed terms. Generally, delinquency of 90 days or more creates reasonable doubt as to repayment. At the time a loan is placed on non-accrual status, interest previously accrued but not collected is reversed and charged against current earnings. Income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower is able to make periodic interest and principal payments and the loan is no longer delinquent and is returned to accrual status.

Non-performing assets were $1,000,000, $1,240,000 and $1,782,000, at September 30, 2001, September 30, 2000 and September 30, 1999, respectively. As a percentage of total loans, non-performing assets continue to be at levels which management considers to be acceptable and commensurate with First Federal's conservative lending policies.

An analysis of the components of non-performing assets at September 30, 2001, September 30, 2000 and September 30, 1999 is presented in the following table:

| | At September 30, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| | (Dollar amounts in thousands) | | |
| Loans accounted for on a non-accrual basis: | | | |
| Real estate mortgage loans | $ 735 | $ 1,039 | $ 1,089 |
| All other loans | 7 | 25 | 125 |
| Total | 742 | 1,064 | 1,214 |
| Accruing loans which are past due 90 days or more: | | | |
| Real estate mortgage loans | - | - | - |
| All other loans | - | - | - |
| Total | - | - | - |
| Total of non-accrual and 90 days past due loans | 742 | 1,064 | 1,214 |
| Foreclosed real estate (net of related loss provisions) | 258 | 176 | 568 |
| Total non-performing assets | $ 1,000 | $ 1,240 | $ 1,782 |
| Non-accrual and 90 days past due loans as a percent of total loans | .73% | .98% | 1.14% |
| Non-performing assets as a percent of total loans | .99% | 1.14% | 1.68% |
| Total loans outstanding | $101,135 | $108,354 | $106,312 |

Management regularly reviews and monitors the loan portfolio in an effort to identify borrowers experiencing financial difficulties, but such measures are subject to uncertainties that cannot be predicted.

**Deposits**

Total deposits decreased in fiscal 2001 by $6,307,000 (6.0%) to $99,056,000 and decreased in fiscal 2000 by $9,359,000 (8.1%) to $105,363,000. In fiscal 1999, total deposits decreased 7.4% from $123,883,000 to $114,722,000. Non-interest-bearing demand deposits were $3,349,000, $2,991,000 and $3,838,000, while total interest-bearing deposits were $95,706,000, $102,371,000 and $110,883,000, at September 30, 2001, September 30, 2000, and September 30, 1999, respectively.

First Federal's deposit mix at September 30, 2001 changed compared to September 30, 2000. NOW accounts decreased $239,000 (2.5%), while money market demand accounts decreased $225,000 (35.6%). Certificates of deposit other than jumbo certificates of deposit, which are certificates of deposit greater than or equal to $100,000 with specially negotiated rates ("Jumbos"), decreased $4,327,000 (6.0%). Non-interest-bearing demand deposits increased $358,000 (12.0%). During 2001, certificates of deposit, excluding Jumbos, comprised approximately 67.9% of total deposits while low cost funds, including NOW accounts, money market demand accounts, and passbook savings accounts, made up 24.6% of First Federal's total deposits. Jumbos comprised 7.4% of total deposits at September 30, 2001.

The composition of total deposits for the last three fiscal years is presented in the following table:

| | September 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2001 | | 2000 | | 1999 | |
| | Amount | Percent change from prior year-end | Amount | Percent change from prior year-end | Amount | Percent change from prior year-end |
| Non-interest bearing demand deposits | $ 3,349 | 11.97% | $ 2,991 | (22.07)% | $ 3,838 | 11.70 % |
| Interest bearing deposits: | | | | | | |
| NOW accounts | 9,490 | (2.46)% | 9,729 | (19.79)% | 12,129 | 6.83 % |
| Money market demand | 407 | (35.60)% | 632 | 9.53 % | 577 | 78.09 % |
| Passbook savings | 11,158 | (5.39)% | 11,794 | (12.12)% | 13,420 | (9.13)% |
| CDs other than Jumbos | 67,265 | (6.05)% | 71,592 | (11.01)% | 80,448 | (11.30)% |
| Jumbos | 7,387 | (14.34)% | 8,624 | 100.14 % | 4,309 | 30.50 % |
| Total interest bearing deposits | 95,707 | (6.51)% | 102,371 | (7.68)% | 110,883 | (7.94)% |
| Total deposits | $99,056 | (5.99)% | $105,363 | (8.16)% | $114,722 | (7.39)% |

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The following tables set forth the distribution of First Federal's deposit accounts at the dates indicated and the weighted average nominal interest rates on each category of deposits presented based on average balances:

| Interest Rate | Term | Category | Minimum | Balance | Percentage of Total Balances |
|---|---|---|---|---|---|
| | | At September 30, 2001 | | | |
| | | (In thousands except minimum balance) | | | |
| 0.00% | None | Non-interest bearing demand | $ 50 | $ 3,349 | 3.38% |
| 1.50% | None | NOW accounts | 250 | 9,385 | 9.48% |
| 1.50% | None | Non-profit | 100 | 105 | .11% |
| 1.50% | None | Money market checking | 50 | 407 | .41% |
| 1.80% | None | Statement savings | 50 | 11,158 | 11.26% |
| 3.00% | 3 months | Fixed-term fixed rate certificate | 250 | 377 | .38% |
| 3.50% | 6 months | Fixed-term fixed rate certificate | 250 | 10,966 | 11.07% |
| 3.75% | 12 months | Fixed-term fixed rate certificate | 250 | 17,227 | 17.39% |
| 4.00% | 18 months | Fixed-term fixed rate certificate | 250 | 5,650 | 5.70% |
| 4.00% | IRA | Fixed-term fixed rate certificate | 250 | 14,777 | 14.92% |
| 4.25% | 30 months | Fixed-term fixed rate certificate | 250 | 14,702 | 14.84% |
| 4.50% | 4 year | Fixed-term fixed rate certificate | 1,500 | 731 | .74% |
| 4.75% | 5 year | Fixed-term fixed rate certificate | 1,500 | 2,835 | 2.86% |
| 7.00% | Jumbo | Fixed-term fixed rate certificate | 100,000 | 7,387 | 7.46% |
| | | | | $ 99,056 | 100.00% |

| Interest Rate | Term | Category | Minimum | Balance | Percentage of Total Balances |
|---|---|---|---|---|---|
| | | At September 30, 2000 | | | |
| | | (In thousands except minimum balance) | | | |
| 0.00% | None | Non-interest bearing demand | $ 50 | $ 2,991 | 2.84% |
| 1.50% | None | NOW accounts | 250 | 9,528 | 9.04% |
| 1.50% | None | Non-profit | 100 | 201 | 0.19% |
| 2.53% | None | Money market checking | 50 | 632 | 0.60% |
| 1.93% | None | Statement savings | 50 | 11,794 | 11.19% |
| 4.50% | 3 months | Fixed-term fixed rate certificate | 250 | 400 | 0.38% |
| 5.50% | 6 months | Fixed-term fixed rate certificate | 250 | 11,422 | 10.84% |
| 6.00% | 12 months | Fixed-term fixed rate certificate | 250 | 19,433 | 18.44% |
| 6.25% | 18 months | Fixed-term fixed rate certificate | 250 | 6,172 | 5.86% |
| 6.50% | IRA | Fixed-term fixed rate certificate | 250 | 15,685 | 14.89% |
| 6.25% | 30 months | Fixed-term fixed rate certificate | 250 | 15,277 | 14.50% |
| 5.00% | 1 month | Fixed-term fixed rate certificate | 1,000 | 26 | 0.02% |
| 6.50% | 4 year | Fixed-term fixed rate certificate | 1,500 | 918 | 0.87% |
| 6.75% | 5 year | Fixed-term fixed rate certificate | 1,500 | 2,260 | 2.14% |
| 7.00% | Jumbo | Fixed-term fixed rate certificate | 100,000 | 8,624 | 8.19% |
| | | | | $ 105,363 | 100.00% |

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Information about the average balances of interest-bearing demand deposits and time deposits for the periods indicated based upon average balances is provided below:

| | Year ended September 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2001 | | 2000 | | 1999 | |
| | (Dollar amounts in thousands) | | | | | |
| | Interest bearing demand deposits | Time deposits | Interest bearing demand deposits | Time deposits | Interest bearing demand deposits | Time deposits |
| Average balance | $ 21,725 | $ 79,803 | $23,277 | $81,811 | $26,361 | $89,172 |
| Average rate | 1.83% | 5.34% | 1.80% | 5.76% | 1.81% | 5.23% |

The following table presents changes in deposits for the periods indicated:

| | Year ended September 30, | | | |
|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 |
| | (Dollars in thousands) | | | |
| Opening balance | $ 105,363 | $114,722 | $123,884 | $60,552 |
| Deposits acquired in Chilton County Acquisition | - | - | - | 64,608 |
| Net deposits (withdrawals) | (9,864) | (12,623) | (13,168) | (4,331) |
| Interest credited on deposits | 3,557 | 3,264 | 4,006 | 3,055 |
| Ending balance | $ 99,056 | $105,363 | $114,722 | $123,884 |
| Total decrease (increase) in deposits | $(6,307) | $(9,359) | $(9,162 ) | $63,332 |
| Percentage decrease (increase) | (5.99)% | (8.16)% | (7.40)% | 104.59% |

The following table presents, by various interest rate categories, the amount of certificate accounts outstanding at the end of the last three fiscal years:

| | Year ended September 30, | | |
|---|---|---|---|
| Interest Rate | 2001 | 2000 | 1999 |
| | (Dollars in thousands) | | |
| 3.00.-3.99% | $ 7,077 | $ 373 | $ 399 |
| 4.00-4.99% | 25,368 | 9,489 | 35,608 |
| 5.00.-5.99% | 9,623 | 34,239 | 33,660 |
| 6.00-6.99% | 22,998 | 24,581 | 13,964 |
| 7.00.-7.99% | 9,585 | 11,535 | 1,126 |
| Total | $ 74,651 | $ 80,217 | $ 84,757 |

There were no certificates of deposit bearing an interest rate less than 3% at September 30, 2001. At September 30, 2001, First Federal had outstanding approximately $74.7 million in certificate accounts that mature as follows:

| | Amount due (In thousands) | | | | | | |
|---|---|---|---|---|---|---|---|
| Interest Rate | Less than one year | One to two years | Two to three years | Three to four years | Four to five years | Thereafter | Total |
| 3.00-3.99% | $ 7,077 | $ - | $ - | $ - | $ - | $ - | $ 7,077 |
| 4.00-4.99% | 15,297 | 8,175 | 1,865 | 25 | 5 | - | 25,367 |
| 5.00.-5.99% | 7,566 | 1,343 | 236 | 12 | 467 | - | 9,624 |
| 6.00-6.99% | 15,113 | 4,845 | 80 | 2,698 | 262 | - | 22,998 |
| 7.00.-7.99% | 3,977 | 1,775 | 38 | 3,325 | 470 | - | 9,585 |
| Total | $ 49,030 | $ 16,138 | $ 2,219 | $ 6,060 | $ 1,204 | $ - | $ 74,651 |

Certificates of deposit, other than Jumbos, mature as follows as of September 30, 2001:

| | Amount due (Dollars in thousands) | | | | | |
|---|---|---|---|---|---|---|
| Interest Rate | Less than one year | One to two years | Two to three years | Three to four years | Four to five years | Total |
| 3.00-3.99% | $ 6,969 | $ - | $ - | $ - | $ - | $ 6,969 |
| 4.00-4.99% | 14,697 | 8,175 | 1,865 | 25 | 5 | 24,767 |
| 5.00.-5.99% | 7,359 | 1,343 | 236 | 12 | 467 | 9,417 |
| 6.00-6.99% | 14,913 | 4,845 | 80 | 256 | 262 | 20,356 |
| 7.00.-7.99% | 2,846 | 1,542 | 39 | 1,112 | 216 | 5,755 |
| Total | $ 46,784 | $ 15,905 | $ 2,220 | $ 1,405 | $ 950 | $ 67,264 |

Jumbos mature as follows as of September 30, 2001:

| | Amount due (Dollars in thousands) | | | | | |
|---|---|---|---|---|---|---|
| Interest Rate | Less than one year | One to two years | Two to three years | Three to four years | Four to five years | Total |
| 3.00-3.99% | $ 108 | $ - | $ - | $ - | $ - | $ 108 |
| 4.00-4.99% | 600 | - | - | - | - | 600 |
| 5.00.-5.99% | 207 | - | - | - | - | 207 |
| 6.00-6.99% | 200 | - | - | 2,442 | - | 2,642 |
| 7.00.-7.99% | 1,131 | 233 | - | 2,213 | 253 | 3,830 |
| Total | $ 2,246 | $ 233 | $ - | $ 4,655 | $ 253 | $ 7,387 |

The following table presents the maturities of certificates of deposit as of September 30, 2001, September 30, 2000 and September 30, 1999:

| | Maturities of Time Deposits September 30, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| | | (In thousands) | |
| Three months or less | $ 12,281 | $ 15,541 | $ 17,476 |
| After three within six months | 15,765 | 18,979 | 23,768 |
| After six within twelve months | 20,984 | 27,015 | 24,517 |
| One year to two years | 16,138 | 11,418 | 15,262 |
| Two years to three years | 2,219 | 3,943 | 2,875 |
| Three years to four years | 6,060 | 389 | 594 |
| Four years to five years | 1,204 | 2,932 | 265 |
| Total | $ 74,651 | $ 80,217 | $ 84,757 |
| Weighted average rate on all certificates of deposit at period-end | 5.34% | 5.76% | 5.23% |

## Short-Term Borrowings

First Federal has a line of credit of up to $4,000,000 which bears interest at the prime lending rate. The line of credit requires monthly interest payments and a payment of the outstanding balance on an annual basis, in March of each year. However, the line of credit can be automatically-renewed for an additional one year period. The prime lending rate was 6.0% at September 30, 2001, and the outstanding balance on the line of credit was $3,355,000.

Borrowings also include borrowings from the FHLB of Atlanta (See "— Liquidity"). The balances outstanding at September 30, 2001, and September 30, 2000 were $32,250,000 and $35,844,000, respectively. These balances included advances with both fixed and variable interest rates, which averaged 4.43% and 6.34% at September 30, 2001 and September 30, 2000, respectively.

## Capital Resources

### Stockholders' Equity

SouthFirst's consolidated stockholders' equity was $14,282,000 and $14,925,000 at September 30, 2001 and September 30, 2000, respectively. The 2001 decrease was primarily due to net loss from operations in the amount of $422,000 and the purchase of treasury stock in the amount of $508,000, which were partially offset by the change in accumulated other comprehensive income of $850,000 resulting from the increase in unrealized holding gains on available for sale securities.

During 2001, cash dividends of $554,051, or $0.60 per share, were declared on SouthFirst Common Stock. During 2000, cash dividends of $557,446, or $0.60 per share, were declared. During 1999, cash dividends of $571,846, or $0.60 per share, were declared. Management believes that a strong capital position is vital to the continued profitability of First Federal and provides a foundation for future growth as well as promoting depositor and investor confidence in the institution.

Certain financial ratios for SouthFirst as of the end of the most recent three fiscal years and presented in the following table:

| | Equity and Asset Ratios | | |
|---|---|---|---|
| | | September 30, | |
| | 2001 | 2000 | 1999 |
| Return on average assets | (0.27)% | 0.59% | 0.83% |
| Return on average stockholder's equity | (2.82)% | 6.70% | 8.48% |
| Common dividend payout ratio | N/A | 57.98% | 43.99% |
| Average stockholders' equity to average assets ratio | 9.61% | 8.82% | 9.84% |
| Net Income (Loss) | (422,093) | 961,492 | 1,299,999 |
| Average Assets | 155,999,236 | 162,741,763 | 155,819,636 |
| Average Equity | 14,992,282 | 14,355,955 | 15,331,948 |
| Cash Dividends Paid | 554,051 | 557,446 | 571,846 |

FIRREA and the implementing regulations of the OTS, which became effective on December 7, 1989, changed the capital requirements applicable to thrifts, including First Federal, and the consequences for failing to comply with such standards. The capital standards include (i) a core capital requirement, (ii) a tangible capital requirement, and (iii) a risk-based capital requirement. FIRREA specifies such capital requirements and states that such standards shall be no less stringent than the capital standards applicable to national banks. The OTS has issued guidelines identifying minimum regulatory tangible capital equal to 1.50% of adjusted total assets, a minimum 3.0% core capital ratio, and a minimum risk-based capital of 8.0% of risk-weighted assets. As shown in the table below, First Federal was in compliance with these regulatory capital requirements at September 30, 1998 and September 30, 1999.

| | At September 30, 2001 | | | At September 30, 2000 | | |
|---|---|---|---|---|---|---|
| | Tangible Capital | Core Capital | Risk-based Capital | Tangible Capital | Core Capital | Risk-based Capital |
| Capital | $ 14,883,000 | $ 14,883,000 | $ 14,883,000 | $14,889,000 | $14,889,000 | $14,889,000 |
| Adjustments | | | | | | |
| General valuation allowance | - | - | 852,000 | - | - | 625,000 |
| Goodwill | (562,000) | (562,000) | (562,000) | (613,000) | (613,000) | (613,000) |
| Unrealized Gains | (418,000) | (418,000) | (418,000) | 450,000 | 450,000 | 450,000 |
| Regulatory capital | 13,903,000 | 13,903,000 | 14,755,000 | 14,726,000 | 14,726,000 | 15,351,000 |
| Regulatory asset base | 150,798,000 | 150,798,000 | 92,155,000 | 161,319,000 | 161,319,000 | 95,827,000 |
| Capital ratio | 9.28% | 9.28% | 16.01% | 9.14% | 9.14% | 16.02% |
| Minimum required ratio | 1.50% | 4.00% | 8.00% | 1.50% | 4.00% | 8.00% |
| Capital ratio required for "well-capitalized" designation | - | 5.00% | 10.00% | - | 5.00% | 10.00% |

[remainder of page intentionally left blank]

## Liquidity

Liquidity is a bank's ability to convert assets into cash equivalents in order to meet daily cash flow requirements, primarily for deposit withdrawals, loan demand, and maturing liabilities. Without proper management, First Federal could experience higher costs of obtaining funds due to insufficient liquidity. On the other hand, excessive liquidity could lead to a decline in earnings due to the cost of foregoing alternative higher-yielding investment opportunities.

Asset liquidity is provided primarily through the repayment and maturity of investment securities, and the sale and repayment of loans.

Sources of liability liquidity include customer deposits and participation in the FHLB advance program. Although deposit growth historically has been a primary source of liquidity, such balances may be influenced by changes in the banking industry, interest rates available on other investments, general economic conditions, competition and other factors. FHLB advances include both fixed and variable terms and are taken out with varying maturities. First Federal can borrow an amount equal to 75% of its mortgage loans which are backed by one-to-four family residential properties. At September 30, 2001, First Federal had credit available, net of advances drawn down, of approximately $6 million. First Federal has drawn down such advances in order to fund dividend payments to stockholders and to pay various holding company expenses.

On a consolidated basis, net cash provided by operating activities in fiscal 2001 was $634,000, a $551,000 decrease from 2000. The $11,356,000 in net cash provided by investing activities during 2001 consisted primarily of a $5,684,000 decrease in loan funding activities. Net cash decreased for the purchase of investment securities available for sale to $7,054,000 from $1,568,000 in 2000. Cash provided by calls and maturities of investment securities available for sale and held to maturity increased to $1,755,000 from $1,550,000, while cash provided from the sale of investment securities available for sale increased to $9,696,000 from $1,008,000 in 2000. The $10,637,000 in net cash used by financing activities resulted from a decrease of $5,536,000 in certificates of deposits, and a decrease of $772,000 in demand accounts, coupled with a net decrease of $3,284,000 in borrowed funds, payment of $514,000 in common stock dividends and the acquisition of treasury stock of $508,000.

First Federal's liquidity ratio at September 30, 2001 was 25.29% and at September 30, 2000 was 25.17%. Liquidity levels may be increased or decreased depending upon the yields on investment alternatives, management's expectations to the level of yield that will be available in the future, and management's projections as to the short-term demand for funds to be used in loan origination. First Federal is subject to certain regulatory limitations with respect to the payment of dividends to SouthFirst. First Federal paid $771,900 to SouthFirst during 2001 and none during 2000.

SouthFirst also requires cash for various purposes including servicing debt, paying dividends to stockholders and paying general corporate expenses. The primary source of funds for SouthFirst is dividends from First Federal. First Federal's capital levels meet the requirements for a "well capitalized" institution and enable First Federal to pay dividends to SouthFirst. In addition to dividends, SouthFirst has access to various capital markets and other sources of borrowings.

SouthFirst retained $3,624,000 of the net proceeds from the initial public offering of Common Stock in 1994. Substantially all of those funds have been used to pay dividends, (including a special $2.00 per share dividend in 1996), acquire treasury stock, invest in affiliates and pay general corporate expenses. Accordingly, SouthFirst will likely rely on dividends from First Federal to repay borrowings under its line of credit, which has been used, in part, to pay dividends to Stockholders.

# INDEPENDENT AUDITORS' REPORT

Jones & Kirkpatrick, P.C.
**Certified Public Accountants**
Suite 100
300 Union Hill Drive
Birmingham, AL 35209
Telephone: (205) 870-8824
Facsimile: (205) 870-8827

George H. Jones III, CPA
Richard E. Kirkpatrick, CPA
Karen M. Hornback, CPA
Jennifer V. Segers, CPA
Jennifer E. Saunders, CPA

November 20, 2001

Board of Directors
SouthFirst Bancshares, Inc.
Sylacauga, Alabama

We have audited the accompanying consolidated statements of financial condition of SouthFirst Bancshares, Inc. and subsidiaries (the Company) as of September 30, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SouthFirst Bancshares, Inc. and subsidiaries as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Jones & Kirkpatrick, P.C.

Certified Public Accountants

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Consolidated Statements of Financial Condition
September 30, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 6,020,186 | $ 4,667,295 |
| Interest-bearing deposits in other financial institutions | 898,533 | 1,737,099 |
| Investment securities available for sale, at fair value | 33,052,826 | 36,097,008 |
| Loans receivable, net of allowance for loan losses of $1,577,952 in 2001 and $700,620 in 2000 | 101,135,388 | 108,353,773 |
| Loans held for sale at cost (which approximates fair value) | 272,350 | 181,662 |
| Foreclosed assets, net | 257,883 | 175,500 |
| Premises and equipment, net | 4,765,878 | 4,992,261 |
| Federal Home Loan Bank stock, at cost | 2,229,800 | 2,229,800 |
| Accrued interest receivable | 960,225 | 1,183,485 |
| Other assets | 1,601,146 | 1,407,751 |
| Total Assets | $151,194,215 | $161,025,634 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Liabilities: | | |
| Deposits: | | |
| Non-interest bearing | $ 3,349,326 | $ 2,990,806 |
| Interest bearing | 95,706,254 | 102,372,295 |
| Total deposits | 99,055,580 | 105,363,101 |
| Advances by borrowers for property taxes and insurance | 404,515 | 297,004 |
| Accrued interest payable | 1,328,183 | 1,403,005 |
| Borrowed funds | 35,605,000 | 38,889,068 |
| Accrued expenses and other liabilities | 518,398 | 147,972 |
| Total liabilities | 136,911,676 | 146,100,150 |
| Stockholders' equity: | | |
| Common stock, $.01 par value, 2,000,000 shares authorized; 988,118 shares issued and 861,130 shares outstanding in 2001; 999,643 shares issued and 910,102 shares outstanding in 2000 | 9,996 | 9,996 |
| Additional paid-in capital | 9,814,268 | 9,835,352 |
| Treasury stock, at cost (116,018 shares in 2001; 72,196 shares in 2000) | (1,648,439) | (1,140,781) |
| Deferred compensation on common stock employee benefit plans | (383,442) | (482,325) |
| Shares held in trust, at cost (11,525 shares in 2001) | (126,411) | - |
| Retained earnings | 6,249,938 | 7,186,244 |
| Accumulated other comprehensive income (loss) | 366,629 | (483,002) |
| Total stockholders' equity | 14,282,539 | 14,925,484 |
| Commitments and contingencies (Note 14) | - | - |
| Total Liabilities and Stockholders' equity | $151,194,215 | $161,025,634 |

See accompanying notes to consolidated financial statements.

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Consolidated Statements of Operations
Years Ended September 30, 2001, 2000 and 1999

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Interest and dividend income: | | | |
| Interest and fees on loans | $ 8,506,455 | $ 9,342,440 | $ 8,460,854 |
| Interest and dividend income on investment securities | 2,385,413 | 2,572,742 | 2,023,243 |
| Total interest and dividend income | 10,891,868 | 11,915,182 | 10,484,097 |
| Interest expense: | | | |
| Interest on deposits | 4,977,307 | 4,858,308 | 5,389,544 |
| Interest on borrowed funds | 2,006,896 | 2,280,558 | 977,279 |
| Total interest expense | 6,984,203 | 7,138,866 | 6,366,823 |
| Net interest income | 3,907,665 | 4,776,316 | 4,117,274 |
| Provision for loan losses | 857,688 | 5,572 | 587,690 |
| Net interest income after provision for loan losses | 3,049,977 | 4,770,744 | 3,529,584 |
| Other income: | | | |
| Service charges and other fees | 442,979 | 440,355 | 502,016 |
| Employee benefit trust and consulting fees | 1,128,996 | 1,087,884 | 1,010,000 |
| Gain on sale of loans | 393,875 | 312,024 | 442,287 |
| Gain (loss) on sales and calls of investment securities available-for-sale | 4,267 | (4,199) | 2,402,639 |
| Gain (loss) on sale of premises and equipment | (12,860) | - | 5,622 |
| Equity in net loss of affiliates | - | (16,464) | (128,153) |
| Other | 353,797 | 279,903 | 183,326 |
| Total other income | 2,311,054 | 2,099,503 | 4,417,737 |

(Continued)

See accompanying notes to consolidated financial statements.

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Consolidated Statements of Operations (Continued)
Years Ended September 30, 2001, 2000 and 1999

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Other expenses: | | | |
| Compensation and benefits | $ 3,118,111 | $ 2,901,364 | $ 3,268,188 |
| Net occupancy expense | 344,899 | 348,875 | 330,871 |
| Furniture and fixtures | 487,760 | 441,026 | 441,788 |
| Data processing | 331,310 | 309,196 | 336,284 |
| Office supplies and expenses | 402,568 | 350,205 | 392,529 |
| Deposit insurance premiums | 64,460 | 77,649 | 116,240 |
| Legal expenses | 161,752 | 253,000 | 380,822 |
| Goodwill amortization | 53,945 | 63,128 | 54,772 |
| Termination agreements | 560,000 | - | - |
| Other | 500,574 | 554,936 | 509,622 |
| Total other expenses | 6,025,379 | 5,299,379 | 5,831,116 |
| Income (loss) before income taxes | (664,348) | 1,570,868 | 2,116,205 |
| Income tax expense (benefit) | (242,255) | 609,376 | 816,206 |
| Net income (loss) | $ (422,093) | $ 961,492 | $ 1,299,999 |
| Earnings (loss) per share: | | | |
| Basic | $ (0.47) | $ 1.06 | $ 1.44 |
| Diluted | $ (0.46) | $ 1.06 | $ 1.44 |
| Weighted average shares outstanding: | | | |
| Basic | 903,849 | 908,020 | 903,460 |
| Diluted | 907,765 | 908,020 | 903,460 |

See accompanying notes to consolidated financial statements.

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity
Years Ended September 30, 2001, 2000 and 1999

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Deferred Compensation on Common Stock Employee Benefit Plans | Shares Held in Trust | Treasury Stock | Accumulated Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|---|---|---|
| Balance - September 30, 1998 | $ 9,996 | $ 9,810,963 | $ 5,953,346 | $ (778,508) | $ - | $ (867,087) | $ 1,541,905 | $ 15,670,615 |
| Comprehensive Income: | | | | | | | | |
| Net income | - | - | 1,299,999 | - | - | - | - | 1,299,999 |
| Change in net unrealized gain (loss) on available-for-sale securities, net of reclassification adjustments and tax effect | - | - | - | - | - | - | (2,038,782) | (2,038,782) |
| Total comprehensive income (loss) | | | | | | | | (738,783) |
| Release of unallocated ESOP shares | - | 35,336 | - | 70,560 | - | - | - | 105,896 |
| Acquisition of ESOP shares | - | - | - | (13,068) | - | - | - | (13,068) |
| Vesting of shares on Management Recognition Plans | - | 5,682 | - | 77,890 | - | - | - | 83,572 |
| Vesting of deferred compensation shares | - | - | - | 19,902 | - | - | - | 19,902 |
| Acquisition of Treasury stock | - | - | - | - | - | (262,651) | - | (262,651) |
| Cash dividends declared ($ .60/share) | - | - | (513,294) | - | - | - | - | (513,294) |
| Balance - September 30, 1999 | 9,996 | 9,851,981 | 6,740,051 | (623,224) | - | (1,129,738) | (496,877) | 14,352,189 |
| Comprehensive Income: | | | | | | | | |
| Net income | - | - | 961,492 | - | - | - | - | 961,492 |
| Change in net unrealized gain (loss) on available-for-sale securities, net of reclassification adjustments and tax effect | - | - | - | - | - | - | 13,875 | 13,875 |
| Total comprehensive income | | | | | | | | 975,367 |
| Release of unallocated ESOP shares | - | (896) | - | 63,990 | - | - | - | 63,094 |
| Acquisition of ESOP shares | - | - | - | (12,404) | - | - | - | (12,404) |
| Vesting of shares on Management Recognition Plans | - | (15,733) | - | 69,411 | - | - | - | 53,678 |
| Vesting of deferred compensation shares | - | - | - | 19,902 | - | - | - | 19,902 |
| Acquisition of Treasury stock | - | - | - | - | - | (11,043) | - | (11,043) |
| Cash dividends declared ($ .60/share) | - | - | (515,299) | - | - | - | - | (515,299) |
| Balance - September 30, 2000 | 9,996 | 9,835,352 | 7,186,244 | (482,325) | - | (1,140,781) | (483,002) | 14,925,484 |

(Continued)

See accompanying notes to consolidated financial statements.

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity (Continued)
Years Ended September 30, 2001, 2000 and 1999

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Deferred Compensation on Common Stock Employee Benefit Plans | Shares Held in Trust | Treasury Stock | Accumulated Other Compre-hensive Income (Loss) | Total |
|---|---|---|---|---|---|---|---|---|
| Balance - September 30, 2000 | $ 9,996 | $ 9,835,352 | $7,186,244 | $ (482,325) | $ - | $(1,140,781) | $ (483,002) | $14,925,484 |
| Comprehensive Income: | | | | | | | | |
| Net income (loss) | - | - | (422,093) | - | - | - | - | (422,093) |
| Change in net unrealized gain (loss) on available-for-sale securities, net of reclassification adjustments and tax effect | - | - | - | - | - | - | 849,631 | 849,631 |
| Total comprehensive income | | | | | | | | 427,538 |
| Release of unallocated ESOP shares | - | 4,654 | - | 63,760 | - | - | - | 68,414 |
| Acquisition of ESOP shares | - | - | - | (15,925) | - | - | - | (15,925) |
| Vesting of shares on Management Recognition Plans | | (25,738) | - | 31,146 | - | - | - | 5,408 |
| Acquisition of Management Recognition Plan shares | - | - | - | - | (126,411) | - | - | (126,411) |
| Vesting of deferred compensation shares | - | - | - | 19,902 | - | - | - | 19,902 |
| Acquisition of Treasury stock | - | - | - | - | - | (507,658) | - | (507,658) |
| Cash dividends declared ($ .60/share) | - | - | (514,213) | - | - | - | - | (514,213) |
| Balance - September 30, 2001 | $ 9,996 | $ 9,814,268 | $6,249,938 | $ (383,442) | $ (126,411) | $(1,648,439) | $ 366,629 | $14,282,539 |

See accompanying notes to consolidated financial statements.

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years Ended September 30, 2001, 2000 and 1999

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| OPERATING ACTIVITIES | | | |
| Net income (loss) | $ (422,093) | $ 961,492 | $ 1,299,999 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Provision for loan losses | 857,688 | 5,572 | 587,690 |
| Depreciation and amortization | 419,254 | 422,789 | 398,407 |
| Equity in loss of unconsolidated affiliates | - | 16,464 | 128,153 |
| Proceeds from sales of loans | 19,731,460 | 15,092,258 | 23,423,676 |
| Loans originated for sale | (19,428,273) | (14,251,762) | (23,598,773) |
| Gain on sale of loans | (393,875) | (312,024) | (442,287) |
| (Gain) loss on sale of premises and equipment | 11,511 | - | (5,622) |
| (Gain) loss on sale of foreclosed assets | 7,437 | (20,947) | 4,041 |
| Compensation expense on ESOP and MRPs | 82,681 | 136,674 | 209,370 |
| (Gain) loss on sale of investment securities available-for-sale | (4,267) | 4,199 | (2,402,639) |
| Net amortization of premium on investment securities | 21,916 | 13,746 | (134,240) |
| (Increase) decrease in accrued interest receivable | 223,260 | (165,456) | 26,949 |
| (Increase) decrease in other assets | (247,340) | (73,068) | 280,880 |
| Increase (decrease) in accrued interest payable | (74,822) | 268,989 | 62,833 |
| Increase (decrease) in accrued expenses and other liabilities | (150,316) | (913,573) | 906,189 |
| Net cash provided by operating activities | 634,221 | 1,185,353 | 744,626 |
| INVESTING ACTIVITIES | | | |
| Net change in interest-bearing deposits in other financial institutions | 838,566 | (743,391) | (612,192) |
| Proceeds from calls and maturities of investment securities held-to-maturity | - | 28,783 | 561,889 |
| Proceeds from calls and maturities of investment securities available-for-sale | 1,754,784 | 1,550,119 | 7,243,091 |
| Proceeds from sales of investment securities available-for-sale | 9,696,496 | 1,007,841 | 20,968,808 |
| Purchase of investment securities available-for-sale | (7,054,375) | (1,567,544) | (31,453,474) |
| Net (increase) decrease in loans | 5,683,933 | (2,453,697) | (2,918,378) |
| Proceeds from sale of premises and equipment | 15,000 | - | 18,000 |
| Purchase of premises and equipment | (165,437) | (173,688) | (1,630,939) |
| Proceeds from sale of foreclosed real estate | 586,944 | 820,638 | 36,000 |
| Net cash provided (used) by investing activities | 11,355,911 | (1,530,939) | (7,787,195) |

(Continued)

See accompanying notes to consolidated financial statements.

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)
Years Ended September 30, 2001, 2000 and 1999

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| FINANCING ACTIVITIES | | | |
| Net increase (decrease) in demand accounts and savings accounts | $ (771,750) | $ (4,818,176) | $ 81,185 |
| Net increase (decrease) in certificates of deposit | (5,535,771) | (4,540,599) | (9,242,985) |
| Proceeds from borrowed funds | 31,400,000 | 56,107,709 | 55,476,593 |
| Repayment of borrowed funds | (34,684,068) | (46,022,709) | (42,841,593) |
| Cash dividends paid | (514,213) | (515,299) | (513,294) |
| Acquisition of ESOP and MRP shares | (131,292) | (12,404) | (13,068) |
| Acquisition of treasury stock | (507,658) | (11,043) | (262,651) |
| (Increase) decrease in advances by borrowers for property taxes and insurance | 107,511 | (144,176) | 114,054 |
| Net cash provided (used) by financing activities | (10,637,241) | 43,303 | 2,798,241 |
| Increase (decrease) in cash and cash equivalents | 1,352,891 | (302,283) | (4,244,328) |
| Cash and cash equivalents - beginning of year | 4,667,295 | 4,969,578 | 9,213,906 |
| Cash and cash equivalents - end of year | $ 6,020,186 | $ 4,667,295 | $ 4,969,578 |
| Supplemental information on cash payments: | | | |
| Interest paid | $ 7,059,025 | $ 6,869,877 | $ 6,303,990 |
| Income taxes paid | $ 360,107 | $ 1,418,194 | $ 64,390 |
| Supplemental information on non-cash transactions: | | | |
| Change in net unrealized gain on investment securities available-for-sale, net of deferred taxes | $ 849,631 | $ 13,875 | $ (2,038,782) |
| Real estate owned, obtained through foreclosure | $ 676,764 | $ 406,833 | $ 608,399 |

See accompanying notes to consolidated financial statements.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of SouthFirst Bancshares, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Presentation – The accompanying consolidated financial statements include the accounts of SouthFirst Bancshares, Inc. (the Corporation) and its wholly-owned subsidiaries, First Federal of the South (the Bank) (a wholly-owned subsidiary of SouthFirst Bancshares, Inc.), Pension & Benefit Trust Company (a wholly-owned subsidiary of First Federal of the South, which is an employee benefits consulting company), SouthFirst Mortgage, Inc. (a wholly-owned subsidiary of First Federal of the South) and SouthFirst Financial Services, Inc. (a wholly-owned subsidiary of SouthFirst Bancshares, Inc.), collectively as the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

Business – The Company provides a full range of banking services to individual and corporate customers in its primary market area of the cities of Sylacauga, Clanton, Talladega and Centreville in the state of Alabama, and provides lending services in Birmingham and Dothan, Alabama. The Company is subject to competition from other financial institutions. The Company is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

Use of Estimates – The accounting principles and reporting policies of the Company, and the methods of applying these principles, conform with generally accepted accounting principles and with general practice within the savings and loan industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for properties collateralizing significant troubled loans.

(Continued)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Significant Group Concentrations of Credit Risk – A substantial portion of the Company's loans are secured by real estate in the Company's primary market area. Note 3 discusses the types of lending that the Company engages in. The Company does not have any significant concentration to any one industry or customer.

Cash and Cash Equivalents – For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from other depository institutions.

Interest-bearing Deposits in Other Financial Institutions – Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

Investment Securities – The Company classifies its investments in one of the following three categories: (i) held-to-maturity securities, (ii) securities available for sale, and (iii) trading account securities. Investment securities held to maturity represent securities which management has the intent and ability to hold to maturity. These securities are reported at cost adjusted for amortization of premiums and accretion of discounts using the interest method. Investment securities available for sale represent securities which management may decide to sell prior to maturity for liquidity, tax planning or other valid business purposes. Available-for-sale securities are reported at fair value with any unrealized gains or losses excluded from earnings and reflected as a net amount in a separate component of stockholders' equity until realized. Trading account securities represent securities which management has purchased and is holding principally for the purpose of selling in the near term. Trading account securities are reported at fair value with any unrealized gains or losses included in earnings.

Declines in fair value of investment securities (available for sale or held to maturity) that are considered other than temporary are charged to securities losses, reducing the carrying value of such securities. Gains or losses on the sale of investment securities are recorded on the trade date and are determined using the specific identification method and are shown separately in non-interest income in the consolidated statements of operations. No securities were classified as trading account securities as of September 30, 2001 or 2000.

The stock of the Federal Home Loan Bank has no quoted fair value and no ready market exists. The investment in the stock is required of insured institutions that utilize the services of the Federal Home Loan Bank. The Federal Home Loan Bank will purchase the stock at its cost basis from the Company in the event the Company ceases to utilize the services of the Federal Home Loan Bank. (Continued)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Loans – The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout the Company's primary market area. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses – The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for loan losses and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

(Continued)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Loan Origination Fees, Premiums and Discounts on Loans, Mortgage-Backed Securities and Collateralized Mortgage Obligations – Loan origination fees and certain direct loan origination costs are deferred and recognized over the lives of the related loans as an adjustment of the loan yields using the interest method. Premiums or discounts on loans, mortgage-backed securities, and collateralized mortgage obligations are amortized over the estimated lives of the related mortgage loans, adjusted for prepayments, using a method approximating the interest method. Premiums and discounts on loans, mortgage-backed securities, and collateralized mortgage obligations were insignificant at September 30, 2001.

Loans Held for Sale – Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceed and the carrying value of the loans sold.

Foreclosed Assets – Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Cost related to the development and improvement of property are capitalized, where as costs relating to the holding of the property are expensed.

(Continued)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Banking Premises and Equipment – Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

Income Taxes – The Company provides for income taxes based upon pretax income, adjusted for permanent differences between reported and taxable earnings. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

Advertising – Advertising costs are charged to operations when incurred. Advertising expense was $30,987, $35,508 and $25,323 for the years ended September 30, 2001, 2000 and 1999, respectively.

Earnings per Share – Basic earnings per share of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding. Fully diluted earnings per share reflects the potential dilution that could occur if the Company's outstanding options to acquire common stock were exercised. The exercise of these options accounts for the differences between basic and diluted weighted average shares outstanding. Options on 104,774 shares in 2001 and 2000 of common stock were not included in computed diluted earnings per share because their effects were antidilutive.

Reclassification – Certain amounts in the financial statements presented have been reclassified from amounts previously reported in order to be comparable between years. These reclassifications have no effect on previously reported stockholders' equity or net income during the periods involved.

(Continued)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Comprehensive Income – The Company adopted Statement of Financial Accounting Standards ("SFAS") 130, *Reporting Comprehensive Income*, as of October 1, 1998. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. The adoption of SFAS 130 had no effect on the corporation's net income or shareholders' equity.

The components of other comprehensive income and related tax effects are as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Unrealized holding gains (losses) on available-for-sale securities arising during the period | $ 1,374,640 | $ 18,185 | $ (885,720) |
| Reclassification adjustment for losses (gains) realized in income | (4,267) | 4,199 | (2,402,639) |
| Net unrealized gains (losses) | 1,370,373 | 22,384 | (3,288,359) |
| Tax effect | (520,742) | (8,509) | 1,249,577 |
| Net-of-tax amount | $ 849,631 | $ 13,875 | $(2,038,782) |

New Accounting Pronouncements – In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This Statement establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Under certain conditions, a derivative may be specifically designated as a hedge.

(Continued)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

On October 1, 2000, the Company adopted SFAS No. 133 as amended. Management assessed the impact of this Statement on the Company's consolidated financial position and results of operations and the impact was immaterial.

In September 2000, the FASB issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities,* a replacement of FASB Statement No. 125. This Statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral, and requires certain disclosures. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occuring after March 31, 2001. The Company adopted SFAS No. 140 on April 1, 2001. Accordingly, disclosures pertaining to collateral have been properly included in these consolidated financial statements. Transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, have not been material.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations*, SFAS No. 142, *Goodwill and Other Intangible Assets*, and SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead an entity must perform an assessment of whether goodwill is impaired as of the date of adoption and test for impairment at least annually in accordance with the provisions of the Statement. The new standard will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset, except for certain obligations of lessees.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets.

The Company is required to adopt the provisions of SFAS No. 141 immediately. SFAS Nos. 142, 143 and 144 are required to be adopted October 1, 2002, with earlier application permitted. The impact of adopting these standards on the financial condition of the Company has not been determined at this time.

## 2. INVESTMENT SECURITIES

Debt and equity securities have been classified in the consolidated statements of financial condition according to management's intent. The carrying amount of securities and their approximate fair value at September 30 were as follows:

| Available-for-Sale Securities | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| September 30, 2001: | | | | |
| U.S. Government agency | $ 9,259,763 | $ 332,304 | $ 2,106 | $ 9,589,961 |
| Collateral mortgage obligations (CMO's) | 13,485,346 | 49,477 | 40,416 | 13,494,407 |
| Mortgage-backed securities | 8,775,995 | 352,720 | 1,473 | 9,127,242 |
| Other common stock | 790,385 | - | 83,485 | 706,900 |
| Other equity securities | 150,000 | - | 15,684 | 134,316 |
| | $ 32,461,489 | $ 734,501 | $ 143,164 | $ 33,052,826 |
| September 30, 2000: | | | | |
| U.S. Treasury securities | $ 2,896,067 | $ - | $ 135,643 | $ 2,760,424 |
| U.S. Government agency | 9,120,162 | - | 218,913 | 8,901,249 |
| Collateral mortgage obligations (CMO's) | 13,667,965 | 16,927 | 82,565 | 13,602,327 |
| Mortgage-backed securities | 10,401,465 | 17,967 | 323,737 | 10,095,695 |
| Other common stock | 790,385 | - | 53,072 | 737,313 |
| | $ 36,876,044 | $ 34,894 | $ 813,930 | $ 36,097,008 |

(Continued)

2. **INVESTMENT SECURITIES** (Continued)

The Company sold securities available-for-sale for total proceeds of $9,696,496, $1,007,841 and $20,968,808, resulting in gross realized gains (losses) of $4,267, $(4,199) and $2,402,639 in 2001, 2000 and 1999, respectively.

The scheduled maturities at September 30, 2001 of securities (other than equity securities) available-for-sale by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the borrower may have the right to call or prepay obligations with or without call or prepayment penalties.

| | Available-for-Sale | |
|---|---|---|
| | Amortized Cost | Fair Value |
| Due in one year or less | $ 500,000 | $ 513,972 |
| Due from one to five years | 3,326,219 | 3,464,079 |
| Due from five to ten years | 13,863,788 | 14,302,491 |
| Due after ten years | 13,831,097 | 13,931,068 |
| | $ 31,521,104 | $ 32,211,610 |

Investment securities available-for-sale with a carrying amount of approximately $5,009,000 and $5,299,000 at September 30, 2001 and 2000, respectively, were pledged to secure public deposits as required by law and for other purposes required or permitted by law.

## 3. LOANS

Loans consisted of the following at September 30, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| Real estate mortgage loans: | | |
| First mortgage loans: | | |
| Single family residential | $ 51,082,708 | $ 58,595,477 |
| Multi-family and commercial real estate | 14,205,090 | 13,789,799 |
| Second mortgage loans | 7,592,494 | 7,333,692 |
| 1-4 family construction loans | 25,378,016 | 24,380,605 |
| Savings account loans | 1,144,123 | 1,097,108 |
| Installment loans | 3,506,035 | 4,089,397 |
| | 102,908,466 | 109,286,078 |
| Deduct: | | |
| Deferred loan fees | 187,501 | 192,333 |
| Undisbursed portion of loans in process | 7,625 | 39,352 |
| Allowance for loan losses | 1,577,952 | 700,620 |
| | 1,773,078 | 932,305 |
| Total loans receivable – net | $101,135,388 | $108,353,773 |

Activity in the allowance for loan losses was as follows for the years ended September 30, 2001, 2000 and 1999:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Beginning balance | $ 700,620 | $ 851,915 | $ 732,021 |
| Provision charged to income | 857,688 | 5,572 | 587,690 |
| Recovery of amounts charged off in prior years | 67,606 | 35,221 | 38,447 |
| Loans charged off | (47,962) | (192,088) | (506,243) |
| Ending balance | $ 1,577,952 | $ 700,620 | $ 851,915 |

(Continued)

3. **LOANS** (Continued)

The following is a summary of information pertaining to impaired loans:

| | September 30, 2001 | September 30, 2000 |
|---|---|---|
| Impaired loans without a valuation allowance | $ - | $ - |
| Impaired loans with a valuation allowance | 647,720 | 3,742 |
| Total impaired loans | $ 647,720 | $ 3,742 |
| Valuation allowance related to impaired loans | $ 647,720 | $ 3,742 |

| | Years Ended September 30, 2001 | 2000 | 1999 |
|---|---|---|---|
| Average investment in impaired loans | $ 53,939 | $ 4,771 | $ 78,998 |
| Interest income recognized on impaired loans | - | 373 | 1,188 |
| Interest income recognized on a cash basis on impaired loans | - | 373 | 1,188 |

Interest on impaired loans is recorded on a "cash basis" and is included in earnings only when actually received in cash. No additional funds are committed to be advanced in connection with impaired loans. See also Note 13 concerning related party impaired loans.

4. **PREMISES AND EQUIPMENT**

Premises and equipment are summarized as follows at September 30, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| Land | $ 1,848,059 | $ 1,848,059 |
| Buildings and improvements | 3,261,683 | 3,374,990 |
| Furniture, fixtures and equipment | 961,905 | 1,187,236 |
| Automobiles | 167,307 | 193,282 |
| | 6,238,954 | 6,603,567 |
| Less: Accumulated depreciation | 1,473,076 | 1,611,306 |
| Premises and equipment, net | $ 4,765,878 | $ 4,992,261 |

Depreciation expense charged to operations was $365,309, $359,661 and $343,635 in 2001, 2000 and 1999, respectively.

## 5. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following at September 30, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| Loans | $ 649,969 | $ 811,252 |
| Investment securities available-for-sale | 310,256 | 372,233 |
| Total accrued interest receivable | $ 960,225 | $ 1,183,485 |

## 6. INVESTMENTS IN AFFILIATE

In March 1995, the Company obtained a 50% ownership interest in Magnolia Title Services, Inc. (Magnolia) for an investment of $100,000. Magnolia provides title insurance and related services to various borrowers and lenders in the state of Alabama. The Company accounts for this investment under the equity method.

## 7. LEASES

The Company leases certain real estate and office equipment under operating leases expiring in various years through 2005. Minimum future rental payments under non-cancellable operating leases having remaining terms in excess of one year as of September 30, 2001 are as follows:

| Year Ending September 30, | Amount |
|---|---|
| 2002 | $ 54,565 |
| 2003 | 38,611 |
| 2004 | 13,742 |
| 2005 | 2,030 |
| | $ 108,948 |

Lease expense charged to operations was $73,187, $66,229 and $65,359 for the years ended September 30, 2001, 2000 and 1999, respectively.

## 8. GOODWILL

Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at date of acquistion and is being amortized on the straight line method over 15 years. Amortization expense charged to operations for 2001, 2000, and 1999 was $53,945, $63,128, and $54,772, respectively. Goodwill, net of accumulated amortization, is included in other assets on the statement of financial condition and amounted to $597,652 and $651,597 at September 30, 2001 and 2000, respectively.

## 9. DEPOSITS

An analysis of deposit accounts at the end of the period is as follows at September 30, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| Demand accounts: | | |
| Non interest-bearing checking accounts | $ 3,349,326 | $ 2,990,806 |
| Interest-bearing: | | |
| NOW accounts | 9,490,474 | 9,728,880 |
| Money market demand | 406,734 | 632,274 |
| Total demand accounts | 13,246,534 | 13,351,960 |
| Statement savings accounts | 11,158,100 | 11,794,425 |
| Certificate accounts | 74,650,946 | 80,216,716 |
| Total | $ 99,055,580 | $105,363,101 |

Certificate accounts greater than or equal to $100,000 were $18,867,029 and $19,434,998 at September 30, 2001 and 2000, respectively.

(Continued)

9. **DEPOSITS** (Continued)

Scheduled maturities of certificate accounts were as follows at September 30, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| Less than one year | $ 49,029,720 | $ 61,535,297 |
| One year to two years | 16,137,836 | 11,418,188 |
| Two years to three years | 2,219,300 | 3,942,230 |
| Three years to four years | 6,060,438 | 388,595 |
| Four years to five years | 1,203,652 | 2,932,406 |
| Total | $ 74,650,946 | $ 80,216,716 |

Interest expense on deposits for the years ended September 30, 2001, 2000 and 1999 were as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Demand accounts | $ 161,731 | $ 178,910 | $ 229,810 |
| Statement savings accounts | 216,553 | 240,270 | 292,847 |
| Certificate accounts | 4,599,023 | 4,439,128 | 4,866,887 |
| Total | $ 4,977,307 | $ 4,858,308 | $ 5,389,544 |

## 10. **BORROWED FUNDS**

The Company was liable to the Federal Home Loan Bank of Atlanta on the following advances at September 30, 2001 and 2000:

| Maturity Date | Callable Date | Type | Rate at 9/30 | 2001 | 2000 |
|---|---|---|---|---|---|
| March 2001 | | Fixed Rate | 8.68% | $ - | $ 257,439 |
| March 2001 | | Adjustable | 6.55% | - | 12,336,629 |
| August 2001 | | Adjustable | 6.68% | - | 5,250,000 |
| May 2002 | | Adjustable | 3.57% | 1,660,000 | 1,660,000 |
| July 2002 | | Adjustable | 3.31% | 3,000,000 | - |
| May 2003 | | Adjustable | 3.61% | 1,670,000 | 1,670,000 |
| April 2004 | April 2001 | Fixed Rate | 5.01% | - | 4,000,000 |
| April 2004 | April 2001 | Adjustable | 3.71% | 4,000,000 | 4,000,000 |
| May 2005 | | Adjustable | 3.67% | 1,670,000 | 1,670,000 |
| August 2007 | | Adjustable | 3.56% | 5,250,000 | |
| March 2010 | December 2001 | Fixed Rate | 5.88% | 5,000,000 | 5,000,000 |
| November 2010 | November 2001 | Fixed Rate | 5.43% | 5,000,000 | - |
| January 2011 | January 2006 | Fixed Rate | 5.30% | 2,500,000 | - |
| January 2011 | January 2006 | Fixed Rate | 4.65% | 2,500,000 | - |
| | | | | $ 32,250,000 | $ 35,844,068 |
| Weighted average rate | | | | 4.43% | 6.34% |

At September 30, 2001 and 2000, the advances were collateralized by first-mortgage residential loans with carrying values of approximately $51,261,000 and $58,652,000, respectively. The Bank has an approved credit availability of approximately $45,000,000 at the Federal Home Loan Bank of Atlanta.

(Continued)

10. **BORROWED FUNDS** (Continued)

During fiscal year 2000, the Bank established a discount window borrowing agreement with the Federal Reserve Bank of Kansas City with a maximum credit availability of $3,000,000. During fiscal years 2001 and 2000, there were no borrowings on this discount window borrowing agreement.

The Company also has a line-of-credit with a commercial bank of up to $4,000,000 which bears interest at the prime lending rate. The line-of-credit requires monthly interest payments. At September 30, 2001, the prime lending rate was 6.00%. The outstanding balance on the line-of-credit was $3,355,000 and $3,005,000 at September 30, 2001 and 2000, respectively. The note is secured by the Company's stock in its subsidiary, First Federal of the South. The line-of-credit is due on demand, but no later than March 1, 2002.

The Company had a note payable to an individual in the amount of $40,000 at September 30, 2000 which was paid off in April 2001.

Total borrowed funds at September 30, 2001 have maturities (or call dates) in future years as follows:

| Year Ending September 30, | Amount |
|---|---|
| 2002 | $ 18,015,000 |
| 2003 | 4,170,000 |
| 2004 | 4,000,000 |
| 2005 | 1,670,000 |
| 2006 | 2,500,000 |
| Thereafter | 5,250,000 |
| | $ 35,605,000 |

## 11. INCOME TAX EXPENSE

Income tax expense (benefit) for the years ended September 30, 2001, 2000 and 1999 consists of the following:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Federal: | | | |
| Current | $ 84,141 | $ 419,552 | $ 794,668 |
| Deferred | (278,226) | 66,547 | (76,991) |
| | (194,085) | 486,099 | 717,677 |
| State: | | | |
| Current | (27,712) | 118,384 | 105,259 |
| Deferred | (20,458) | 4,893 | (6,730) |
| | (48,170) | 123,277 | 98,529 |
| Total | $ (242,255) | $ 609,376 | $ 816,206 |

Income tax expense includes taxes related to investment security gains (losses) in the approximate amount of $1,600, $(1,600) and $913,000 in 2001, 2000 and 1999, respectively.

The actual income tax expense differs from the "expected" income tax expense computed by applying the U.S. federal corporate income tax rate of 34% to income before income taxes as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Computed "expected" income tax expense | $ (225,878) | $ 534,095 | $ 719,510 |
| Increase (reduction) in income tax resulting from: | | | |
| Compensation expense for ESOP | (19,360) | (22,176) | 20,987 |
| Management Recognition Plan | - | 785 | 1,878 |
| State tax, net of federal income tax benefit | (57,401) | 99,915 | 71,086 |
| Other | 60,384 | (3,243) | 2,745 |
| Total | $ (242,255) | $ 609,376 | $ 816,206 |
| Effective tax rate | 36% | 39% | 39% |

(Continued)

11. **INCOME TAX EXPENSE** (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2001 and 2000 are as follows:

| | 2001 | 2000 |
|---|---|---|
| Deferred taxes: | | |
| Unrealized loss on investment securities available-for-sale | $ - | $ 296,033 |
| Bad debts | 466,892 | 146,666 |
| Deferred compensation | 44,964 | 43,147 |
| Investment in equity of affiliate | 89,425 | 89,425 |
| Total deferred tax assets | 601,281 | 575,271 |
| Deferred tax liabilities: | | |
| Management Recognition Plan | - | 11,368 |
| FHLB stock | 237,138 | 237,138 |
| Depreciation | 219,222 | 217,421 |
| Prepaid expenses | 88,836 | 92,424 |
| Foreclosed real estate gain | 5,357 | 13,585 |
| Federal/state tax deduction on a cash basis | 13,435 | 6,896 |
| Other | 43,112 | 4,909 |
| Unrealized gain on investment securities available-for-sale | 224,709 | - |
| Total deferred tax liabilities | 831,809 | 583,741 |
| Net deferred tax asset (liability) | $ (230,528) | $ (8,470) |

There was no valuation allowance at September 30, 2001 or 2000.

## 12. **EMPLOYEE BENEFIT PLANS**

Employee Stock Owenership Plan - Effective October 1, 1994, the Bank established the SouthFirst Bancshares, Inc. Employee Stock Ownership Plan (ESOP). The ESOP is available to all employees who have met certain age and service requirements. Contributions to the plan are determined by the Board of Directors and may be in cash or in common stock. The Corporation loaned $664,000 to the trustee of the ESOP, who purchased, on behalf of the trust of the ESOP, 66,400 shares of the shares sold by the Corporation in the public offering.

The common stock of the Corporation acquired for the ESOP is held as collateral for the loan and is released for allocation to the ESOP participants as principal payments are made on the loan. The Bank makes contributions to the ESOP in amounts sufficient to make loan interest and principal payments and may make additional discretionary contributions. Contributions, which include dividends on ESOP shares, of $85,515, $88,478 and $43,518 were made to the ESOP in 2001, 2000 and 1999, respectively. During 2001 and 2000, the Trustee distributed cash of $15,925 and $12,404, respectively, in lieu of shares to retiring participants.

The ESOP's loan is repayable in ten annual installments of principal and interest. The interest rate is adjusted annually and is equal to the prime rate on each October 1st, beginning with October 1, 1995, until the note is paid in full. Principal and interest for the years ended September 30, 2001, 2000 and 1999 were $85,515, $88,478 and $73,845, respectively. The interest rate and principal outstanding at September 30, 2001 were 6.00% and $134,808, respectively. These payments resulted in the commitment to release 6,376 shares in 2001, 6,399 shares in 2000 and 7,056 shares in 1999. The Company has recognized compensation expense, equal to the fair value of the committed-to-be released shares of $68,413, $63,094 and $105,896 in 2001, 2000 and 1999, respectively. Excluding committed-to-be released shares, suspense shares at September 30, 2001 and 2000 equaled 10,969 and 17,345, respectively. The fair value of the suspense shares at September 30, 2001 and 2000, was $123,950 and $173,450, respectively. These suspense shares are excluded from weighted average shares in determining earnings per share.

Stock-based Compensation Plan - During 1995, the Company adopted a Stock Option and Incentive Plan for directors and key employees of the Company. The exercise price cannot be less than the market price on the grant date and number of shares available for options cannot exceed 83,000. Stock appreciation rights may also be granted under the plan. During 1998, the Company adopted the 1998 Stock Option & Incentive Plan for directors and key employees of the Company. Under the 1998 plan, options to acquire 67,511 shares had been granted. The term of the options range from seven to ten years and they vest equally over periods from three to five years.

(Continued)

12. **EMPLOYEE BENEFIT PLANS** (Continued)

Following is a summary of the status of the 1995 and 1998 plans:

| | 1995 Plan | | 1998 Plan | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Outstanding at September 30, 1999 | 68,890 | $ 14.00 | 65,001 | $ 15.75 |
| Forfeited | (12,450) | 14.00 | (16,667) | 15.75 |
| Outstanding at September 30, 2000 | 56,440 | 14.00 | 48,334 | 15.75 |
| Granted | 14,110 | 9.75 | 19,177 | 9.75 |
| Outstanding at September 30, 2001 | 70,550 | 13.15 | 67,511 | 14.05 |

Information pertaining to options outstanding at September 30, 2001 is as follows:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $9.75 | 33,287 | 6.4 years | $ 9.75 | - | $ - |
| $14.00 - 15.75 | 104,774 | 5.1 years | 14.81 | 85,440 | 14.59 |
| Outstanding at end of year | 138,061 | 5.4 years | 13.59 | 85,440 | 14.59 |

(Continued)

12. **EMPLOYEE BENEFIT PLANS** (Continued)

The Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plans in 2001, 2000 or 1999. Had compensation cost been determined on the basis of fair value pursuant to SFAS No. 123, net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net income (loss): | | | |
| As reported | $ (422,093) | $ 961,492 | $ 1,299,999 |
| Pro forma | (437,924) | 948,247 | 1,272,640 |
| Basic earnings (loss) per share: | | | |
| As reported | (0.47) | 1.06 | 1.44 |
| Pro forma | (0.47) | 1.06 | 1.43 |
| Fully diluted earnings (loss) per share: | | | |
| As reported | (0.46) | 1.06 | 1.44 |
| Pro forma | (0.47) | 1.06 | 1.43 |

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation costs may not be representative of that to be expected in future years.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Dividend yield | 5.01% | 3.81% | 3.81% |
| Expected life | 8 years | 9 years | 9 years |
| Expected volatility | 8.71% | 8.63% | 8.63% |
| Risk-free interest rate | 5.50% | 5.77% | 5.77% |

(Continued)

12. **EMPLOYEE BENEFIT PLANS** (Continued)

Management Recognition Plan - On November 15, 1995, the Company issued 33,200 shares of common stock (Initial Shares) to key employees under the terms of the Company's Management Recognition Plans (MRP's). These shareholders receive dividends on the shares and have voting rights. However, the sale or transferability of the shares is subject to the vesting requirements of the plan. These vesting requirements provide for the removal of the transferability restrictions upon the performance of employment services. The restrictions were fully removed in November 2000. Participants who terminate employment prior to satisfying the vesting requirements must forfeit the unvested shares and the accumulated dividends on the forfeited shares. The Company has recorded compensation expense equal to the fair value of the portion of vested shares attributable to 2001, 2000 and 1999. In addition, the dividends paid on unvested shares are also reflected as compensation expense. Total compensation expense attributable to the MRP's in 2001, 2000 and 1999 was $5,407, $42,635 and $83,572, respectively.

During the year ended September 30, 2001, the Company's MRP purchased an additional 11,525 shares of common stock at an aggregate price of $126,411. Shares held in trust related to the MRP are shown as a reduction of stockholders' equity in the accompaning consolidated statements of financial condition. As these shares are granted to employees, an amount equal to the award is reclassified from shares held in trust to unearned compensation.

401 (k) Plan - The Company also has a 401(k) plan that covers all employees who meet minimum age and service requirements. The plan provides for elective employee salary deferrals and discretionary company matching contributions. Company matching contributions were $34,107, $0 and $44,454 in 2001, 2000 and 1999, respectively.

Deferred Compensation Agreements - The Company has entered into deferred compensation agreements with two of its senior officers and one former officer, pursuant to which each will receive from the Company certain retirement benefits at age 65. Such benefits will be payable for 15 years to each officer or, in the event of death, to such officer's respective beneficiary. A portion of the retirement benefits will accrue each year until age 65 or, if sooner, until termination of employment. The annual benefits under these arrangements range from approximtaely $24,000 to $65,000.

The retirement benefits available under the deferred compensation agreements are unfunded. However, the Bank has purchased life insurance policies on the lives of these officers that will be available to the Company and the Bank to provide, both, for retirement benefits and for key man insurance. The costs of these arrangements was $70,713, $73,758 and $73,481 in 2001, 2000 and 1999, respectively. (Continued)

12. **EMPLOYEE BENEFIT PLANS** (Continued)

In addition to the deferred compensation arrangements discussed above, the Company entered into arrangements with two officers in April 1997, under which the Company issued a total of 21,135 shares of common stock to these officers. The shares vest ratably over the 15 year term of their employment contracts. The Company has recognized compensation expense equal to the fair value of the vested shares of $19,902, $19,902 and $19,902 in 2001, 2000 and 1999, respectively.

13. **RELATED PARTY TRANSACTIONS**

In the normal course of business, loans are made to officers and directors of the Company. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with others. Total loans outstanding to these persons at September 30, 2001 and 2000 amounted to $1,025,719 and $2,943,529, respectively. The change from 2000 to 2001 reflects payments of $605,193 and advances of $90,599 and loans no longer related of $1,403,216. Loans that are no longer related include loans to a former director of approximately $1,200,000. Of this amount, $647,720 was considered to be impaired and a valuation allowance of $647,720 was provided on such loan and charged to operations during 2001.

Deposits from related parties held by the Bank at September 30, 2001 and 2000 amounted to $192,774 and $511,182, respectively.

See also Note 14 for a discussion of payments to former officers and directors.

14. **COMMITMENTS AND CONTINGENCIES**

Off Balance Sheet Items - At September 30, 2001, the Bank had outstanding loan commitments of approximately $16,331,000 including $11,644,000 in undisbursed construction loans in process, $3,518,000 in unused lines and letters of credit, and $1,169,000 in commitments to originate mortgage loans consisting primarily of 30-day commitments. Commitments to originate conventional mortgage loans consisted of fixed rate mortgages for which interest rates had not been established, all having terms ranging from 15 to 30 years.

These financial instruments are not reflected on the accompanying statements of financial condition, but do expose the Company to credit risk. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on balance-sheet instruments. (Continued)

## 14. COMMITMENTS AND CONTINGENCIES (Continued)

These commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Litigation - During the fiscal year ended September 30, 2001, the Company agreed to settle certain legal actions with a former director and officer. The terms of the agreement, which have been agreed to in principal, but not finalized at September 30, 2001, provide for a payment to the former director and officer of $570,000. In exchange for the payment, the Company is to receive 13,856 shares of its common stock, which are owned by the former director and officer and at the time of the agreement had a market value of appoximately $160,000. The excess of the payment ($410,000) has been accrued by the Company and is included in the statement of operations as part of termination agreements. When the agreement is finalized and the stock is received, managment anticipates treating it as treasury stock.

The Company is involved in various legal actions arising in the normal course of business. In the opinion of management, based upon consultation with legal counsel, the ultimate resolution of all proceedings will not have a material adverse effect upon the financial position or operations of the Company.

Employment Agreements - The Company has employment agreements with certain senior officers. The agreements provide for certain salaries and benefits for a 24-month period. The agreements further provide that if the employee is terminated without cause they will receive payments equal to the amount of salary and benefits remaining under the term of contract with a minimum amount of 12 months salary and benefits. The agreements also provide that if employment is terminated by the Company in connection with or within 24 months after any change in control of the Company, each employee shall be paid approximately three times their salary.

During 2001, the Company's President and Chairman of the Board of Directors resigned and was paid $150,000 plus certain other expenses for a release of all of the claims against the Company, including any claims under his employment agreement. The payment is included in the statement of operations as part of termination agreements. Additionally, the Company purchased 44,942 shares of the former President's stock in the Company at a market price of approximately $519,000, which was treated as treasury stock.

(Continued)

14. **COMMITMENTS AND CONTINGENCIES** (Continued)

Significant Group Concentrations of Credit Risk - The Company maintains cash balances at several financial institutions. Cash balances at each institution are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to $100,000. At various times throughout the year cash balances held at these insitutions will exceed federally insured limits. Management monitors such accounts and does not consider that such excess expose the Company to any significant risk.

(Continued)

## 15. RETAINED EARNINGS AND REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of September 30, 2001, that the Bank meets all capital adequacy requirements and meets the requirements to be classified as "well capitalized."

| | Actual | | For Capital Adequacy Purposes | | Well Capitalized | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| As of September 30, 2001: | | | | | | |
| Total capital (to risk weighted assets) | $ 14,884,000 | 16.11% | ≥$ 7,391,000 | ≥8.00% | ≥$ 9,238,000 | ≥10.00% |
| Tier I capital (to risk weighted assets) | 13,904,000 | 15.05% | ≥ 3,695,000 | ≥4.00% | ≥ 5,543,000 | ≥ 6.00% |
| Tier I capital (to average assets) | 13,904,000 | 8.98% | ≥ 6,190,000 | ≥4.00% | ≥ 7,738,000 | ≥ 5.00% |
| As of September 30, 2000: | | | | | | |
| Total capital (to risk weighted assets) | $ 14,924,000 | 15.57% | ≥$ 7,666,000 | ≥8.00% | ≥$ 9,583,000 | ≥10.00% |
| Tier I capital (to risk weighted assets) | 14,761,000 | 15.40% | ≥ 3,833,000 | ≥4.00% | ≥ 5,750,000 | ≥ 6.00% |
| Tier I capital (to average assets) | 14,761,000 | 9.44% | ≥ 6,253,000 | ≥4.00% | ≥ 7,816,000 | ≥ 5.00% |

(Continued)

## 15. RETAINED EARNINGS AND REGULATORY CAPITAL (Continued)

Savings institutions with more than a "normal" level of interest rate risk are required to maintain additional total capital. A savings institution with a greater than normal interest rate risk is required to deduct specified amounts from total capital, for purposes of determining its compliance with risk-based capital requirements. Management believes that the Bank was in compliance with capital standards at September 30, 2001 and 2000.

Retained earnings at September 30, 2001 and 2000, include approximately $2,400,000 for which no provision for income tax has been made. This amount represents allocations of income to bad debt deductions for tax computation purposes. If, in the future, this portion of retained earnings is used for any purpose other than to absorb tax bad debt losses, income taxes may be imposed at the then applicable rates. Retained earnings is also restricted at September 30, 2001, as a result of the liquidation account established upon conversion to a stock company. No dividends may be paid to stockholders if such dividends would reduce the net worth of the Bank below the amount required by the liquidation account.

## 16. SHAREHOLDERS' RIGHTS PLAN

In December 1997, the Company adopted a Stock Purchase Rights Plan that provides rights to holders of the Company's common stock to receive common stock rights under certain circumstances. The rights will become exercisable ten days after a person or group acquires 15% or more of the company's shares. If, after the rights become exercisable, the Company becomes involved in a merger, each right then outstanding (other than those held by the 15% holder) would entitle its holder to buy common stock of the Company worth twice the exercise price of each right. The rights expire in November 2007.

## 17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Further assets that are not financial instruments are not included in the following tables. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. (Continued)

17. **FAIR VALUE OF FINANCIAL INSTRUMENTS** (Continued)

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

*Cash and Cash Equivalents* - Fair value equals the carrying value of such assets due to their nature.

*Interest-bearing Deposits in Other Financial Institutions* - Fair value equals the carrying value of such assets due to their nature.

*Investment Securities and Accrued Interest Receivable* - The fair value of investments is based on quoted market prices. The carrying amount of related accrued interest receivable approximates its fair value.

*Loans Receivable* - The fair value of loans is calculated using discounted cash flows. The discount rate used to determine the present value of the loan portfolio is an estimated market discount rate that reflects the credit and interest rate risk inherent in the loan portfolio. The estimated maturity is based on the Company's historical experience with repayments adjusted to estimate the effect of current market conditions. The carrying amount of related accrued interest receivable approximates its fair value.

*Deposits* - Fair values for certificates of deposit have been determined using discounted cash flows. The discount rate used is based on estimated market rates for deposits of similar remaining maturities. The carrying amount of all other deposits, due to their short-term nature, approximate their fair values. The carrying amount of related accrued interest payable approximates its fair value.

*Borrowed Funds* - Fair value for the fixed-rate borrowings has been determined using discounted cash flows. The discount rate used is based on estimated current rates for advances with similar maturities. The carrying amount of the variable rate borrowings, due to the short repricing periods, approximate their fair value.

(Continued)

## 17. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Carrying Amount | Estimated Fair Value | Carrying Amount | Estimated Fair Value |
| Financial assets: | | | | |
| Cash and cash equivalents | $ 6,020,186 | $ 6,020,186 | $ 4,667,295 | $ 4,667,295 |
| Interest-bearing deposits | 898,533 | 898,533 | 1,737,099 | 1,737,099 |
| Investments securities | 33,052,826 | 33,052,826 | 36,097,008 | 36,097,008 |
| Loans receivable – net | 101,135,388 | 104,611,041 | 108,353,773 | 111,480,637 |
| Accrued interest receivable | 960,225 | 960,225 | 1,183,485 | 1,183,485 |
| Financial liabilities: | | | | |
| Deposits | 99,055,580 | 100,646,325 | 105,363,101 | 105,610,887 |
| Borrowed funds | 35,605,000 | 35,605,000 | 38,889,068 | 38,850,183 |
| Accrued interest payable | 1,328,183 | 1,328,183 | 1,403,005 | 1,403,005 |

## 18. PARENT COMPANY

The condensed financial information for SouthFirst Bancshares, Inc. (Parent Company) is presented below:

Parent Company
Condensed Balance Sheets
September 30, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| ASSETS | | |
| Cash and cash equivalents | $ 12,895 | $ 570,819 |
| Investment securities available for sale | 706,900 | 737,313 |
| Investment in financial institution subsidiary | 14,136,870 | 14,269,626 |
| Investment in other subsidiaries | 746,591 | 645,977 |
| Other assets | 2,038,941 | 1,783,091 |
| Total Assets | $17,642,197 | $18,006,826 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| Liabilities: | | |
| Borrowed funds | $ 3,355,000 | $ 3,005,000 |
| Other liabilities | 4,658 | 76,342 |
| Total liabilities | 3,359,658 | 3,081,342 |
| Stockholders' equity: | | |
| Common stock, $ .01 par value, 2,000,000 shares authorized; 988,118 shares issued and 861,130 shares outstanding in 2001; 999,643 shares issued and 910,102 shares outstanding in 2000 | 9,996 | 9,996 |
| Additional paid-in capital | 9,814,268 | 9,835,352 |
| Treasury stock | (1,648,439) | (1,140,781) |
| Deferred compensation on common stock employee benefit plans | (383,442) | (482,325) |
| Shares held in trust | (126,411) | - |
| Retained earnings | 6,249,938 | 7,186,244 |
| Accumulated other comprehensive income (loss) | 366,629 | (483,002) |
| Total stockholders' equity | 14,282,539 | 14,925,484 |
| Total Liabilities and Stockholders' Equity | $17,642,197 | $18,006,826 |

(Continued)

## 18. **PARENT COMPANY** (Continued)

Parent Company
Condensed Statements of Operations
Years Ended September 30, 2001, 2000 and 1999

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Cash dividends from financial institution subsidiary | $ 771,990 | $ - | $ 344,740 |
| Interest and dividend income | 37,268 | 59,266 | 49,307 |
| Total income | 809,258 | 59,266 | 394,047 |
| Expenses: | | | |
| Interest on borrowed funds | 248,860 | 199,603 | 110,355 |
| Equity in loss of affiliates | - | 16,464 | 128,153 |
| Compensation and benefits | - | 7,500 | 21,500 |
| Management fee | 30,000 | 90,000 | 90,000 |
| Other | 215,550 | 176,530 | 239,633 |
| | 494,410 | 490,097 | 589,641 |
| Income (loss) before income taxes | 314,848 | (430,831) | (195,594) |
| Income tax benefit | 163,682 | 153,685 | 195,309 |
| Income (loss) before equity in undistributed earnings of subsidiaries | 478,530 | (277,146) | (285) |
| Equity in undistributed earnings of subsidiaries (dividends in excess of earnings): | | | |
| Financial institution | (1,009,045) | 1,098,874 | 1,194,617 |
| Other | 108,422 | 139,764 | 105,667 |
| | (900,623) | 1,238,638 | 1,300,284 |
| Net income (loss) | $ (422,093) | $ 961,492 | $ 1,299,999 |

(Continued)

## 18. **PARENT COMPANY** (Continued)

Parent Company
Condensed Statements of Cash Flows
Years Ended September 30, 2001, 2000 and 1999

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Operating Activities: | | | |
| Net income (loss) | $ (422,093) | $ 961,492 | $ 1,299,999 |
| Adjustments to reconcile net income (loss) to cash from operating activities: | | | |
| Equity in undistributed earnings of subsidiaries | 900,623 | (1,238,638) | (1,645,024) |
| Compensation expense on ESOP and MRP | 82,681 | 136,674 | 209,370 |
| Equity in losses of unconsolidated affiliates | - | 16,464 | 128,153 |
| (Increase) decrease in other assets | (255,850) | 671,633 | (587,975) |
| Increase (decrease) in other liabilities | (71,684) | (454,324) | 176,531 |
| Net cash provided (used) by operating activities | 233,677 | 93,301 | (418,946) |
| Investing Activities: | | | |
| Investment in subsidiaries, net of dividends received | 11,562 | (27,535) | 446,697 |
| Purchase of investment securities available-for-sale | - | (220,000) | - |
| Net cash provided (used) by investing activities | 11,562 | (247,535) | 446,697 |
| Financing Activities: | | | |
| Acquisition of ESOP and MRP shares | (131,292) | (12,404) | (13,068) |
| Proceeds from borrowed funds | 1,150,000 | 3,000,000 | 775,000 |
| Repayment on borrowed funds | (800,000) | (1,775,000) | - |
| Cash dividends paid | (514,213) | (515,299) | (513,294) |
| Acquisition of treasury stock | (507,658) | (11,043) | (262,651) |
| Net cash provided (used) by financing activities | (803,163) | 686,254 | (14,013) |
| Net increase (decrease) in cash and cash equivalents | (557,924) | 532,020 | 13,738 |
| Cash and cash equivalents - beginning of year | 570,819 | 38,799 | 25,061 |
| Cash and cash equivalents - end of year | $ 12,895 | $ 570,819 | $ 38,799 |

## 19. SELECTED QUARTERLY INFORMATION (UNAUDITED)

| | Year Ended September 30, 2001 | | | |
|---|---|---|---|---|
| | Three Months Ended | | | |
| | September 30, | June 30, | March 31, | December 31, |
| Interest and dividend income | $ 2,487,697 | $ 2,604,783 | $ 2,809,843 | $ 2,989,545 |
| Interest expense | 1,548,182 | 1,694,726 | 1,820,343 | 1,920,952 |
| Net interest income | 939,515 | 910,057 | 989,500 | 1,068,593 |
| Provision for loan losses | 907,688 | - | (50,000) | - |
| Net interest income after provision for loan losses | 31,827 | 910,057 | 1,039,500 | 1,068,593 |
| Non-interest income | 565,233 | 615,153 | 564,296 | 566,372 |
| Non-interest expenses | (1,965,693) | (1,364,791) | (1,351,447) | (1,343,448) |
| Income (loss) before taxes | (1,368,633) | 160,419 | 252,349 | 291,517 |
| Provision for income taxes | (517,570) | 63,513 | 98,461 | 113,341 |
| Net income (loss) | $ (851,063) | $ 96,906 | $ 153,888 | $ 178,176 |
| Earnings (loss) per share: | | | | |
| Basic | $ (0.95) | $ 0.11 | $ 0.17 | $ 0.20 |
| Diluted | $ (0.94) | $ 0.11 | $ 0.17 | $ 0.20 |
| Dividends per share | $ 0.15 | $ 0.15 | $ 0.15 | $ 0.15 |

| | Year Ended September 30, 2000 | | | |
|---|---|---|---|---|
| | Three Months Ended | | | |
| | September 30, | June 30, | March 31, | December 31, |
| Interest and dividend income | $ 3,053,728 | $ 3,049,455 | $ 2,969,200 | $ 2,842,799 |
| Interest expense | 1,902,608 | 1,829,970 | 1,738,651 | 1,667,637 |
| Net interest income | 1,151,120 | 1,219,485 | 1,230,549 | 1,175,162 |
| Provision for loan losses | - | 5,572 | - | - |
| Net interest income after provision for loan losses | 1,151,120 | 1,213,913 | 1,230,549 | 1,175,162 |
| Non-interest income | 482,181 | 585,644 | 569,830 | 461,848 |
| Non-interest expenses | (1,237,025) | (1,333,671) | (1,361,030) | (1,367,653) |
| Income before taxes | 396,276 | 465,886 | 439,349 | 269,357 |
| Provision for income taxes | 153,382 | 180,995 | 171,404 | 103,595 |
| Net income | $ 242,894 | $ 284,891 | $ 267,945 | $ 165,762 |
| Earnings per share: | | | | |
| Basic | $ 0.28 | $ 0.31 | $ 0.29 | $ 0.18 |
| Diluted | $ 0.28 | $ 0.31 | $ 0.29 | $ 0.18 |
| Dividends per share | $ 0.15 | $ 0.15 | $ 0.15 | $ 0.15 |

## 20. BUSINESS SEGMENT INFORMATION

The Company organizes its business units into two reportable segments: traditional banking activities and employee benefits consulting. The banking segment provides a full range of banking services within its primary market areas of central Alabama. The employee benefits consuting firm operates primarily in the Montgomery, Alabama area.

The segments' accounting policies are the same as those described in the summary of significant accounting policies. The Company's reportable business segments are strategic business units that offer different products and services. Each segment is managed separately because each unit is subject to different marketing and regulatory environments.

The following table presents financial information for each reportable segment:

| | September 30, 2001 | | |
|---|---|---|---|
| | Banking Activities | Employee Benefits Consulting | Total |
| Interest and dividend income | $ 10,856,911 | $ 34,957 | $ 10,891,868 |
| Interest expenses | 6,984,203 | - | 6,984,203 |
| Net interest income | 3,872,708 | 34,957 | 3,907,665 |
| Provision for loan losses | 857,688 | - | 857,688 |
| Net interest income after provision for loan losses | 3,015,020 | 34,957 | 3,049,977 |
| Other income | 1,170,022 | 1,141,032 | 2,311,054 |
| Other expenses | (5,024,611) | (1,000,768) | (6,025,379) |
| Income (loss) before income taxes | (839,569) | 175,221 | (664,348) |
| Income taxes | (309,054) | 66,799 | (242,255) |
| Net income (loss) | $ (530,515) | $ 108,422 | $ (422,093) |
| Depreciation and amortization included in other expenses | $ 331,973 | $ 87,281 | $ 419,254 |
| Total assets at year-end | $150,261,418 | $ 1,682,379 | $ 151,943,797 |

20. **BUSINESS SEGMENT INFORMATION** (Continued)

| | September 30, 2000 | | |
|---|---|---|---|
| | Banking Activities | Employee Benefits Consulting | Total |
| Interest and dividend income | $ 11,877,806 | $ 37,376 | $ 11,915,182 |
| Interest expenses | 7,138,866 | - | 7,138,866 |
| Net interest income | 4,738,940 | 37,376 | 4,776,316 |
| Provision for loan losses | 5,572 | - | 5,572 |
| Net interest income after provision for loan losses | 4,733,368 | 37,376 | 4,770,744 |
| Other income | 999,490 | 1,100,013 | 2,099,503 |
| Other expenses | (4,387,703) | (911,676) | (5,299,379) |
| Income before income taxes | 1,345,155 | 225,713 | 1,570,868 |
| Income taxes | 523,427 | 85,949 | 609,376 |
| Net income | $ 821,728 | $ 139,764 | $ 961,492 |
| Depreciation and amortization included in other expenses | $ 350,042 | $ 72,747 | $ 422,789 |
| Total assets at year-end | $ 160,208,295 | $ 1,709,831 | $ 161,918,126 |

(Continued)

20. **BUSINESS SEGMENT INFORMATION** (Continued)

| | September 30, 1999 | | |
|---|---|---|---|
| | Banking Activities | Employee Benefits Consulting | Total |
| Interest and dividend income | $ 10,468,911 | $ 15,186 | $ 10,484,097 |
| Interest expenses | 6,366,823 | - | 6,366,823 |
| Net interest income | 4,102,088 | 15,186 | 4,117,274 |
| Provision for loan losses | 587,690 | - | 587,690 |
| Net interest income after provision for loan losses | 3,514,398 | 15,186 | 3,529,584 |
| Other income | 3,400,441 | 1,017,296 | 4,417,737 |
| Other expenses | (4,968,347) | (862,769) | (5,831,116) |
| Income before income taxes | 1,946,492 | 169,713 | 2,116,205 |
| Income taxes | 752,160 | 64,046 | 816,206 |
| Net income | $ 1,194,332 | $ 105,667 | $ 1,299,999 |
| Depreciation and amortization included in other expenses | $ 329,888 | $ 68,519 | $ 398,407 |
| Total assets at year-end | $ 159,835,512 | $ 1,544,517 | $ 161,380,029 |

Following are reconciliations (where applicable) to corresponding totals in the accompanying consolidated financial statements.

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| ASSETS | | | |
| Total assets for reportable segments | $ 151,943,797 | $ 161,918,126 | $ 161,380,029 |
| Elimination of intercompany receivables | (749,582) | (892,492) | (873,664) |
| Consolidated assets | $ 151,194,215 | $ 161,025,634 | $ 160,506,365 |

## BOARD OF DIRECTORS OF SOUTHFIRST BANCSHARES, INC. AND FIRST FEDERAL OF THE SOUTH

| | |
|---|---|
| Joe K. McArthur | Chief Executive Officer SouthFirst and First Federal; President of First Federal |
| J. Malcomb Massey | President of SouthFirst; President and Chief Executive Officer of Pension & Benefit Trust Company |
| H. David Foote, Jr. | Owner/President, Foote Bros. Furniture, Gadsden, Alabama |
| Allen G. McMillan, III | Chairman of the Board of Directors of SouthFirst and First Federal; President/Brecon Knitting Mill, Talladega, Alabama |
| Donald R. Hardy | Owner/President/Chief Executive Officer of H & B Builders, Inc., Sylacauga, Alabama |
| L. Neal Bice | Owner/Director of Chilton County Feed and Seed Company, Clanton, Alabama; Professor, George C. Wallace State Community College, Clanton, Alabama |
| Kenneth E. Easterling | Owner/President, Home Printing Company, Clanton, Alabama |

## OFFICERS OF SOUTHFIRST BANCSHARES, INC., FIRST FEDERAL OF THE SOUTH, PENSION AND BENEFIT TRUST COMPANY AND SOUTHFIRST MORTGAGE, INC.

| | |
|---|---|
| Joe K. McArthur | Chief Executive Officer SouthFirst and First Federal, President of First Federal |
| J. Malcomb Massey | President of SouthFirst, President and Chief Executive Officer of Pension & Benefit Trust Company |
| Sandra H. Stephens | Executive Vice President and Chief Operating Officer of SouthFirst and First Federal |
| Allen G. McMillan, III | Chairman of the Board of Directors of SouthFirst |
| Janice R. Browning | Controller and Treasurer of SouthFirst and First Federal |
| Ruth M. Roper | Executive Vice President of Pension & Benefit |

# *Corporate Data*

| | |
|---|---|
| *Corporate Headquarters*: | 126 North Norton Avenue<br>Sylacauga, Alabama 35150 |
| *Independent Accountants*: | Jones & Kirkpatrick, P.C.<br>Certified Public Accountants<br>300 Union Hill Drive, Suite 100<br>Birmingham, Alabama 35209 |
| *General Counsel*: | Smith, Gambrell & Russell, LLP<br>Suite 3100, Promenade II<br>1230 Peachtree Street, N.E.<br>Atlanta, Georgia 30309-3592 |
| *Stockholders Services*: | Shareholders desiring to change name, address, or ownership of stock, to report lost certificates, or to consolidate accounts, should contact the Transfer Agent:<br><br>Registrar and Transfer Company<br>10 Commerce Drive<br>Cranford, New Jersey 07016<br>Attn: Michael W. Jones |
| *Annual Meeting*: | Wednesday, April 17, 2002; 10:00 a.m.<br>Corporate Headquarters<br>126 North Norton Avenue<br>Sylacauga, Alabama 35150 |
| *Form 10-KSB*: | **The Company's Annual Report for fiscal year ended September 30, 2001 on Form 10-KSB, as filed with the Securities and Exchange Commission, is available to Shareholders who make written requests therefor to Joe K. McArthur, Chief Executive Officer, at the principal office of the Company, 126 North Norton Avenue, Sylacauga, Alabama 35150. Copies of exhibits and basic documents filed with that report or referenced therein will be furnished to Shareholders of record upon request.** |

First Federal of the South is a member of the Federal Deposit Insurance Corporation.

**SOUTHFIRST BANCSHARES, INC.**

126 North Norton Avenue

Sylacauga, Alabama 35150